Exhibit 99.1

PRESS RELEASE

CHC ANNOUNCES THIRD QUARTER RESULTS

Wednesday, March 12th, 2008, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company” or “CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three and nine months ended January 31, 2008.

Financial Highlights
(in millions of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Revenue	$321.9	$300.8	$959.9	$836.9
Operating income	22.9	26.0	86.1	86.6
Net earnings from continuing operations	6.5	12.0	28.8	29.3
Net earnings from discontinued operations	-	-	16.4	0.4
Extraordinary item	-	0.8	-	0.8
Net earnings	6.5	12.8	45.2	30.5

Per share information (diluted)
Weighted average number of shares	46.4	46.1	46.4	46.1
Net earnings from continuing operations	$0.14	$0.26	$0.63	$0.64
Net earnings from discontinued operations	-	-	0.35	0.01
Extraordinary item	-	0.02	-	0.02
Net earnings	0.14	0.28	0.98	0.67

The Company continued to realize revenue increases over the prior year and continued its fleet renewal plan, which included the addition of eight new aircraft during the third quarter. The Company recorded a 14% increase in quarterly revenue (excluding foreign exchange (“FX”)) from the same period last year. The Company added 21 new aircraft to its fleet during the nine months ended January 31, 2008. During the third quarter, the Company began transitioning its Vancouver repair and overhaul shops and the Heli-One administration offices to its new Boundary Bay facility.  The facility is expected to be completed by the fourth quarter of the current year.  The Company believes that it is well positioned for future growth in its maintenance, repair and overhaul business with this new facility and the Company’s growing ability to support all new helicopter types, including the Eurocopter EC225, Sikorsky S76 and S92 and AgustaWestland AW139.

During the third quarter, Global Operations’ revenue and segment EBITDAR increased $20.0 million (17%) and $2.3 million (6%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations’ also increased by 1,949 hours (9%) over the same period last year.  In the third quarter, European Operations’ revenue and segment EBITDAR increased $22.3 million (16%) and $4.2 million (18%), respectively, from the same period last year (excluding FX).  Flying hours in European Operations also increased by 866 hours (4%) over the same period last year. During the third quarter, external revenue in Heli-One decreased slightly; however, internal revenue and segment EBITDAR increased by $12.9 million (14%) and $17.6 million (27%), respectively, from the same period last year (excluding FX).

Operating income decreased by $0.2 million or 1% (excluding FX) in the third quarter, compared to the same period last year, primarily due to an increase in lease costs and amortization expense, partially offset by increases in segment EBITDAR (excluding FX) in all operating segments.

Net earnings for the third quarter were $6.5 million ($0.14 per share, diluted), a decrease of $6.3 million ($0.14 per share, diluted) from the same period last year.

The following table presents the impact on net income and diluted earnings per share of certain items that affect the comparability of the Company’s net earnings from the applicable prior periods (all amounts are after-tax and in millions, except per share amounts):

	Three Months Ended				Nine Months Ended
	January 31,				January 31,
	2008		2007		2008		2007
		Diluted		Diluted		Diluted		Diluted
		earnings		earnings		earnings		earnings
	Net earnings	per share	Net earnings	per share	Net earnings	per share	Net earnings	per share
	impact	impact	impact	impact	impact	impact	impact	impact
Operational Issues:
Aircraft introduction costs[1]	$(2.4)	$(0.05)	$(2.2)	$(0.05)	$(7.0)	$(0.15)	$(9.9)	$(0.21)
Estimated net impact from the anticipated exit
of power-by-the-hour ("PBH") maintenance
programs	3.7	0.08	-	-	0.5	0.01	-	-
Major component exchange costs	-	-	-	-	(2.4)	(0.05)	-	-
Aircraft impairment adjustment	-	-	-	-	(2.5)	(0.05)	-	-
Costs associated with exit from certain
low margin contracts	-	-	-	-	(0.5)	(0.01)	-	-
Impact of aircraft availability and
late delivery issues[2]	(3.1)	(0.07)	(3.0)	(0.07)	(6.5)	(0.14)	(7.0)	(0.15)
Net trade receivables provision decrease	-	-	3.4	0.07	3.1	0.07	10.7	0.23
	(1.8)	(0.04)	(1.8)	(0.05)	(15.3)	(0.32)	(6.2)	(0.13)
Financing, Investing and
Related Issues:
Gain on disposal of Survival-One
(discontinued operations)	-	-	-	-	16.4	0.35	-	-
Equity losses in associated companies	-	-	-	-	(0.9)	(0.02)	-	-
Financing charges (FX and other)	3.6	0.08	2.6	0.06	(3.2)	(0.07)	(5.3)	(0.12)
	3.6	0.08	2.6	0.06	12.3	0.26	(5.3)	(0.12)
Other:
Contract settlement costs	-	-	-	-	-	-	(1.2)	(0.03)
Restructuring recovery	-	-	-	-	-	-	1.4	0.03
Environmental liabilities	(0.7)	(0.02)	-	-	(0.7)	(0.02)	-	-
Tax adjustments (FIT and other)	(2.0)	(0.04)	(2.2)	(0.05)	2.2	0.05	(2.2)	(0.05)
	(2.7)	(0.06)	(2.2)	(0.05)	1.5	0.03	(2.0)	(0.05)
Total	$(0.9)	$(0.02)	$(1.4)	$(0.04)	$(1.5)	$(0.03)	$(13.5)	$(0.30)
1
Includes estimated after-tax interest and lease costs of $0.9 million ($0.02 per share, diluted) and $2.4 million ($0.05 per share, diluted) for the three and nine months ended January 31, 2008, respectively. (Three and nine months ended January 31, 2007 $0.8 million ($0.02 per share, diluted) and $3.8 million ($0.08 per share, diluted), respectively).

2
Includes customer service penalties, estimated revenue lost and short-term aircraft lease costs due to late delivery and lack of availability of aircraft to service contract and non-contract customers.

Other significant variances include (all amounts are pre-tax, unless otherwise noted):

  Interest expense increases of approximately $0.5 million ($0.4 million or $0.01 per share, diluted, after-tax) and $2.2 million ($1.7 million or $0.04 per share, diluted, after-tax) for the three and nine months ended January 31, 2008, respectively, primarily as a result of higher debt levels related to investment in growing fleet and associated working capital; and
  Lease expense increases of approximately $3.9 million ($3.0 million or $0.06 per share, diluted, after-tax) and $15.0 million ($11.5 million or $0.25 per share, diluted, after-tax) for the three and nine months ended January 31, 2008, respectively, primarily due to an increase in the size of the Company’s leased fleet.

  Amortization expense increases of approximately $4.6 million ($3.5 million or $0.08 per share, diluted) and $12.0 million ($9.1 million or $0.20 per share, diluted) for the three and nine months ended January 31, 2008, respectively, primarily due to a change in the amortization rate for rotables, an increase in the value of aircraft and other flying assets, partially offset by a decrease in owned aircraft in the fleet.
Capital and liquidity:

  The Company used cash of $23.1 million in operations and invested $70.0 million in property and equipment during the three months ended January 31, 2008.
  The total number of aircraft in the fleet remained unchanged during the third quarter. However, during the third quarter eight new aircraft, including four Sikorsky S92, two AgustaWestland AW139 and two Eurocopter EC225 aircraft, were added to the fleet. These additions were offset by the disposal or return to lessors of eight older technology aircraft.
  The Company has 75 aircraft (36 heavy and 39 medium aircraft) on order, 16 of which are expected to be delivered in the final quarter of the current year, with the remaining 59 aircraft to be delivered over the next four years. The Company also has the option to purchase up to 34 additional heavy and medium aircraft over the next seven years.
  The Company had unused capacity under its credit facilities of $78.6 million and cash and cash equivalents of $15.6 million for a total of $94.2 million at January 31, 2008.
  The Company has approximately US $210 million in total credit-approved aircraft specific financing facilities currently available.

Recent Developments

Sylvain Allard, President and Chief Executive Officer, said, “We are deeply saddened by the news that our affiliate BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) had an accident involving an AS332L2 aircraft in the Campos Basin off the coast of Brazil on February 26, 2008. The lives of four people were lost with one individual still missing. Our thoughts and sympathies are with the families and friends of those who lost their lives. CHC and BHS continue to assist and support all agencies investigating the accident.”

Subsequent to January 31, 2008, the Company announced that it has entered into an agreement with an affiliate of a fund managed by First Reserve Corporation to acquire all outstanding Class A Subordinate Voting Shares (“Class A Shares”) and Class B Multiple Voting Shares (“Class B Shares”) of the Company. Subject to the terms of the agreement, the affiliate will acquire the Class A Shares and Class B Shares for $32.68 per share for aggregate consideration of approximately $1.5 billion. Following completion of the potential transaction, the Company’s Class A and Class B Shares will be de-listed and will no longer be publicly traded.

The transaction will require the approval of two-thirds of the votes cast by holders of the outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and Ordinary Shares (1 vote for every 10 shares), voting together as a single class. In addition, the transaction will require the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party,” which term includes certain members of management of the Company who may invest in an affiliate of the First Reserve Fund. These votes will take place at a Special General Meeting of Shareholders in Richmond, BC on April 29, 2008.

Completion of the transaction is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canadian Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the transaction.  The transaction will also be subject to a number of other customary conditions, including obtaining approval under the Investment Canada Act. The transaction is not subject to any financing condition.

The agreement provides that in certain circumstances where the purchaser fails to complete the transaction as required, the purchaser would be required to pay CHC a “reverse break fee” of $61.4 million. The agreement allows CHC to terminate the agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the purchaser of a break fee of $38.5 million. This break fee would also be payable by CHC in certain other circumstances. The closing of the transaction will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. While the timing associated with satisfying these conditions is not certain, the Company currently expects the transaction to close in the second calendar quarter of 2008, subject to terms of the agreement.  There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the agreement will complete the transaction under the specified terms.  In such cases, the proposed transaction could be modified, restructured or terminated, as applicable.  Failure to complete the proposed transaction could have a material adverse impact on the Company’s share price. The Company may incur significant costs if the transaction is not completed. If the transaction is completed, the Company may also incur fees and costs prior to closing.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Interim Consolidated Financial Statements and Notes thereto, please visit the CHC website at http//www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s third quarter conference call and webcast will take place Thursday, March 13th, 2008 at 10:30 a.m. EDT. To listen to the conference call, dial 416-641-6126 for local and overseas calls, or toll-free 1-866-542-4236 for calls from within North America.  To hear a replay of the conference call, visit www.chc.ca or dial 416-695-5800 or toll-free 1-800-408-3053 and enter passcode “3254350#”.

The financial results will be available at www.chc.ca. To listen to the conference call webcast and view the Q3 Overview presentation, please visit the “Investor Events” section of the CHC website at www.chc.ca/investor_events.php or click on the following link to listen to the audio portion only: http://events.onlinebroadcasting.com/chchelicopter/031308/index.php.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis
Senior Vice President and Chief Financial Officer
604-279-2471 or 778-999-0314

Annette Cusworth
Vice President, Financial Services
604-279-2484 or 778-999-1476

If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein. Such factors include, but are not limited to, the following: exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions. These risk factors are further detailed in the restated Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Three and nine months ended January 31, 2008

This management’s discussion and analysis (“MD&A”) may contain forward-looking information. While these projections, conclusions, forecasts and other statements represent our best current judgment, the actual results could differ materially from the conclusion, forecast or projection contained in the forward-looking information.  Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection in the forward-looking information contained herein.  Such factors include, but are not limited to, the following: exchange rate fluctuations, inherent risk, trade credit risk, industry exposure, inflation, contract loss, inability to maintain government issued licences, inability to obtain necessary aircraft or insurance, competition, political, economic and regulatory uncertainty, loss of key personnel, pension risk, work stoppages due to labour disputes, international uncertainty, and future material acquisitions.  These risk factors are further detailed in the restated Annual Report on Form 20-F and other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. CHC Helicopter Corporation (the “Company” or “CHC”) disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise.

This MD&A and the accompanying unaudited interim consolidated financial statements and notes thereto should be read in conjunction with the Company’s restated Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2007 as set forth in the Company’s Annual Report (the “2007 Restated Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States except as described in Note 18 to the Company’s unaudited interim consolidated financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at March 12th, 2008.

Overview of Results

Revenue increased $41.8 million (14%) to $321.9 million during the third quarter, excluding the impact of foreign exchange (“FX”), compared to the same period last year.

During the third quarter, Global Operations’ revenue and segment EBITDAR increased $20.0 million (17%) and $2.3 million (6%), respectively, from the same period last year (excluding FX). Flying hours in Global Operations’ also increased by 1,949 hours (9%) over the same period last year.  In the third quarter, European Operations’ revenue and segment EBITDAR increased $22.3 million (16%) and $4.2 million (18%), respectively, from the same period last year (excluding FX).  Flying hours in European Operations also increased by 866 hours (4%) over the same period last year. During the third quarter, external revenue in Heli-One decreased slightly; however, internal revenue and segment EBITDAR increased significantly by $12.9 million (14%) and $17.6 million (27%), respectively, from the same period last year (excluding FX).

Operating income decreased by $0.2 million or 1.0% (excluding FX) in the third quarter, compared to the same period last year, primarily due to an increase in lease costs and amortization expense, partially offset by increases in segment EBITDAR in all operating segments (excluding FX). Lease costs increased due to additional leased aircraft in the fleet. Amortization expense increased due to a change in the amortization rate for rotables (see further discussion under the “Critical Accounting Estimates” section of this MD&A), an increase in the value of aircraft in the fleet and other flying assets, partially offset by a reduction in the number of owned aircraft in the fleet.

Net earnings from continuing operations for the third quarter were $6.5 million ($0.14 per share, diluted), a decrease of $5.5 million ($0.12 per share, diluted) from the same period last year.

Major items impacting current year third quarter net earnings from continuing operations are (all amounts are pre-tax, unless otherwise noted):
  Aircraft introduction costs of approximately $3.2 million ($2.4 million or $0.05 per share, diluted, after-tax) in support of future growth in both the European Operations and Global Operations segments.  This $3.2 million consisted of $2.0 million in operating costs including recruiting, training, crew duplication, overtime and mobilization costs and $1.2 million in pre-deployment lease and interest costs.
  Costs associated with aircraft availability and late delivery of aircraft totalling $4.1 million ($3.1 million or $0.07 per share, diluted, after-tax) related to aircraft serviceability issues, the late delivery of aircraft and aircraft undergoing modification activities in both the European Operations and Global Operations segments. These costs primarily relate to the requirement to lease aircraft to meet contract commitments in the short-term, contract penalties paid to customers and the estimated loss of revenue due to lower contract rates being earned on substitute aircraft.
  Income tax filing adjustments in various jurisdictions of approximately $2.0 million ($0.04 per share, diluted).

  Costs associated with a revised estimate of future environmental monitoring requirements of $1.0 million ($0.7 million or $0.02 per share, diluted, after-tax).  These costs relate to a contractual obligation on the sale of an investment in fiscal 2006.  This contractual obligation requires the Company to perform annual monitoring at three sites for a specified period of time.
Offset by:

  An estimated $4.9 million ($3.7 million or $0.08 per share, diluted, after-tax) net impact from the anticipated exit of power-by-the-hour (“PBH”) maintenance programs with an original equipment manufacturer (“OEM”).  See further discussion under the “Heli-One” section of this MD&A.
  Foreign exchange gains, included in financing charges of approximately $4.8 million ($3.6 million or $0.08 per share, diluted, after-tax).  See further discussion under the “Financing Charges” section of this MD&A.
Net earnings from continuing operations for the nine months ended January 31, 2008 were $28.8 million ($0.63 per share, diluted) on revenue of $959.9 million as compared to $29.3 million ($0.64 per share, diluted) on revenue of $836.9 million in the same period last year. The decrease of $0.5 million ($0.01 per share, diluted) was primarily due to the reasons noted above for the third quarter. In addition, during the second quarter of the current year the Company recorded FX losses of approximately $9.1 million ($7.0 million or $0.15 per share, diluted, after-tax) and equity losses in associated companies of $1.2 million ($0.9 million or $0.02 per share, diluted, after-tax) primarily due to the write-down in an investment in an associated company. During the nine months ended January 31, 2008, an income tax recovery of $2.4 million ($0.05 per share, diluted) was recorded as a result of a tax rate reduction in the UK.

Net earnings from discontinued operations for the three and nine months ended January 31, 2008 were $nil and $16.4 million ($0.35 per share, diluted), respectively. This is an increase of $nil and $16.0 million ($0.34 per share, diluted) from the three and nine months ended January 31, 2007, respectively. The increase in net earnings from discontinued operations for the nine months ended January 31, 2008 is due to a $16.4 million gain on the sale of Survival-One Limited (“Survival-One”) during the first quarter of the current year.

Net earnings for the third quarter were $6.5 million ($0.14 per share, diluted) compared to net earnings of $12.8 million ($0.28 per share, diluted) for the same period last year. Net earnings for the third quarter last year included an extraordinary gain of $0.8 million ($0.02 per share, diluted, after-tax) relating to the acquisition of Heli-Dyne Systems Inc.

Net earnings for the nine months ended January 31, 2008 were $45.2 million ($0.98 per share, diluted) compared to net earnings of $30.5 million ($0.67 per share, diluted) for the same period last year.

Significant Events

Helicopter accident

On February 26, 2008, the Company suffered the loss of one heavy AS332L2 aircraft in a helicopter accident off the coast of Brazil.  Four people perished in the accident with one individual still missing. The cause of the accident has not yet been ascertained as it is still under investigation by the Company and other agencies. The aircraft was being operated by BHS -Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”).  The Company is still assessing the financial impact; however, this accident is not expected to have a material financial impact on the Company as all liabilities relating to this incident are expected to be covered by the Company’s insurance providers.

Agreement to acquire CHC Helicopter Corporation

On February 22, 2008, the Company announced that it has entered into an agreement with an affiliate of a fund managed by First Reserve Corporation to acquire all outstanding Class A Subordinate Voting Shares (“Class A Shares”) and Class B Multiple Voting Shares (“Class B Shares”) of the Company. Subject to the terms of the agreement, the affiliate will acquire the Class A Shares and Class B Shares for $32.68 per share for aggregate consideration of approximately $1.5 billion. Following completion of the potential transaction, the Company’s Class A and Class B Shares will be de-listed and will no longer be publicly traded.

The transaction will require the approval of two-thirds of the votes cast by holders of the outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and Ordinary Shares (1 vote for every 10 shares), voting together as a single class. In addition, the transaction will require the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party,” which term includes certain members of management of the Company who may invest in an affiliate of the First Reserve Fund. These votes will take place at a Special General Meeting of Shareholders in Richmond, BC on April 29, 2008.

Completion of the transaction is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canadian Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the transaction.  The transaction will also be subject to a number of other customary conditions, including obtaining approval under the Investment Canada Act. The transaction is not subject to any financing condition.

The agreement provides that in certain circumstances where the purchaser fails to complete the transaction as required, the purchaser would be required to pay CHC a “reverse break fee” of $61.4 million. The agreement allows CHC to terminate the agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the purchaser of a break fee of $38.5 million. This break fee would also be payable by CHC in certain other circumstances. The closing of the transaction will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. While the timing associated with satisfying these conditions is not certain, the Company currently expects the transaction to close in the second calendar quarter of 2008, subject to terms of the agreement.  There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the agreement will complete the transaction under the specified terms.  In such cases, the proposed transaction could be modified, restructured or terminated, as applicable.  Failure to complete the proposed transaction could have a material adverse impact on the Company’s share price. The Company may incur significant costs if the transaction is not completed. If the transaction is completed, the Company may also incur fees and costs prior to closing.

Divestitures

There were no divestitures during the third quarter of fiscal 2008. During the first quarter of fiscal 2008, the Company completed the sale of Survival-One for gross proceeds of approximately $37 million.  The Company recorded an after-tax gain of $16.4 million in its results of discontinued operations for the first quarter.

Flying Revenue and Fleet

Flying Revenue and Hours

Approximately 56% (2007 – 54%) of the Company’s year-to-date flying revenue was derived from fixed monthly charges and the remaining 44% (2007 – 46%) was generated by hourly charges. Due to the significant fixed component in flying revenue, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters. Of the 32 aircraft in the Heli-One fleet, 17 aircraft are externally leased to third-parties, two aircraft are undergoing post-delivery modifications, one aircraft is undergoing a major inspection and twelve aircraft are held for sale. In addition to these aircraft, three older aircraft currently deployed in flying operations will be coming off contract during fiscal 2008 and are held for sale.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
	Global	European		Global	European
Period	Operations	Operations	Total	Operations	Operations	Heli-One	Total
Q4-2006	17,701	22,026	39,727	131	72	30	233
Q1-2007	19,502	24,240	43,742	132	76	44	252
Q2-2007	20,981	23,256	44,237	128	77	43	248
Q3-2007	21,547	21,556	43,103	128	75	47	250
Q4-2007	22,177	21,956	44,133	145	76	34	255
Q1-2008	23,291	24,832	48,123	143	80	31	254
Q2-2008	24,129	25,406	49,535	137	83	37	257
Q3-2008	23,496	22,422	45,918	135	90	32	257

The following table provides year-to-date information on flying revenue by segment (without adjusting for the impact of FX).

	Flying Revenue
	Nine Months Ended January 31,
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total		Total %
	2008	2007	2008	2007	2008	2007	2008	2007
Revenue Mix:
Heavy	$94,542	$59,502	$322,426	$280,634	$416,968	$340,136	54%	52%
Medium	209,569	174,913	108,646	102,971	318,215	277,884	41%	43%
Light	359	664	-	-	359	664	0%	0%
Fixed-Wing	36,876	33,052	-	-	36,876	33,052	5%	5%
Total	$341,346	$268,131	$431,072	$383,605	$772,418	$651,736	100%	100%
Hourly vs. Fixed:
Hourly	$97,998	$81,959	$241,712	$216,338	$339,710	$298,297	44%	46%
Fixed	243,348	186,172	189,360	167,267	432,708	353,439	56%	54%
Total	$341,346	$268,131	$431,072	$383,605	$772,418	$651,736	100%	100%
Industry Sector:
Oil & Gas	$277,864	$209,300	$402,968	$361,800	$680,832	$571,100	88%	88%
EMS/SAR[1]	43,130	35,667	28,104	21,805	71,234	57,472	9%	9%
Other	20,352	23,164	-	-	20,352	23,164	3%	3%
Total	$341,346	$268,131	$431,072	$383,605	$772,418	$651,736	100%	100%
1 Emergency medical services (“EMS”) and search and rescue (“SAR”) services.

Fleet

At January 31, 2008 the Company’s fleet consisted of 127 owned aircraft and 130 leased aircraft.  90 of these aircraft are deployed in European Operations with the remaining 167 deployed throughout the world.

During the third quarter, the Company added eight aircraft to the fleet, which was offset by the sale of and the return to lessors of eight aircraft resulting in no change to the number of aircraft in the fleet.

The following table outlines the changes in the Company’s fleet during the third quarter of fiscal 2008:

Quarterly Fleet Change Summary

	Heavy	Medium	Light	Fixed Wing	Total	Owned	Leased
Fleet at October 31, 2007	89	146	2	20	257	135	122
Increases (decreases) during the period:
Lease of S92	4				4		4
Lease of EC225	1				1		1
Return of leased S61N	(1)				(1)		(1)
Return of leased AS332L	(1)				(1)		(1)
Purchase of AW139		2			2	2
Purchase of EC225	1				1	1
Sale leaseback of AW139					-	(1)	1
Sale leaseback of S76C++					-	(1)	1
Sale leaseback of AS332L1					-	(3)	3
Sale of AS365N		(2)			(2)	(2)
Sale of AS365N2		(2)			(2)	(2)
Sale of Bell 212		(2)			(2)	(2)
Fleet at January 31, 2008	93	142	2	20	257	127	130

Fleet deployment as at January 31, 2008

Global Operations	23	92	1	19	135	73	62
European Operations	61	29	-	-	90	33	57
Heli-One	9	21	1	1	32	21	11
	93	142	2	20	257	127	130

During the third quarter, the Company expensed aircraft lease and related costs of $30.4 million compared to $26.3 million in the same period last year. As at January 31, 2008, there were 31 more leased aircraft in the Company’s fleet compared to the same period last year. The increase of $4.1 million in lease costs was primarily due to additional leased aircraft, partially offset by a decrease in the interest component of lease charges, amortization of deferred gains recognized on sale-leaseback transactions and the positive impact of FX.

The Company has entered into leases with third-party lessors in respect of 130 aircraft included in the Company’s fleet at January 31, 2008, one of which is a capital lease.  118 of these leases are long-term with expiry dates ranging from fiscal 2009 to 2017.

At January 31, 2008 the Company operated 16 aircraft under operating leases with four entities that are variable interest entities (“VIEs”) under Canadian GAAP. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.  These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the estimated fair market value of the aircraft leased from VIEs is $92.6 million as at January 31, 2008.  The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs.  The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $13.3 million as at January 31, 2008.

The future minimum lease payments required under aircraft operating leases are as follows (based on January 31, 2008 interest rates and FX rates):

2008	$28.6 million
2009	105.7 million
2010	98.9 million
2011	91.4 million
2012	81.7 million
And thereafter:	183.3 million
Total	$589.6 million

In addition to aircraft leases, the Company has approximately $4.5 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2007, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at January 31, 2008 was US $525.8 million (CDN $526.9 million), exceeding its recorded net book value by approximately CDN $9.3 million (April 30, 2007 – CDN $33.1 million). The decrease in the appraisal surplus from April 30, 2007 is primarily attributable to the impact of foreign exchange fluctuations on the translation of the aircrafts’ appraised values.

The following table presents estimated fleet deliveries over the next five years. It is important to note that these are estimates only. Fleet deliveries are subject to change due to manufacturer work schedules, the timing of final aircraft financing and changes in demand and delivery dates of aircraft from customers.

1	The aircraft deliveries above are expected to replace the divestiture of some older technology aircraft in the future.
2	The Company has options to purchase an additional thirteen aircraft beyond fiscal 2012.

The vast majority of the 75 aircraft on order are either contracted or allocated to customers. All of the heavy helicopter orders to be delivered in fiscal 2008 are committed to customer contracts, with approximately 40% of heavy helicopter orders committed on contract for all years.  Approximately 80% of medium helicopter orders to be delivered in fiscal 2008 are committed to customer contracts, with approximately 45% of medium helicopter orders committed on contract for all years.

Review of Segment Revenue, EBITDAR and Operating Income

The following table provides third quarter external revenue, segment EBITDAR, segment EBITDA and operating income variance analysis between fiscal 2008 and 2007. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis
(in thousands of Canadian dollars)
	Third Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended January 31, 2007	$119,678	$135,484	$45,458	$181	N/A	$300,801
Foreign exchange impact[1]	(10,102)	(8,408)	(2,226)	1	N/A	(20,735)
Revenue increase (decrease)	19,985	22,266	(311)	(148)	N/A	41,792
Three months ended January 31, 2008	$129,561	$149,342	$42,921	$34	N/A	$321,858
Total revenue increase (decrease)	$9,883	$13,858	$(2,537)	N/A	N/A	$21,057
% increase (decrease)	8.3%	10.2%	(5.6% )	N/A	N/A	7.0%
% increase (decrease), excluding FX	16.7%	16.4%	(0.7% )	N/A	N/A	13.9%

	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Nine months ended January 31, 2007	$309,294	$400,073	$127,108	$436	N/A	$836,911
Foreign exchange impact[1]	(15,295)	(5,435)	(4,002)	7	N/A	(24,725)
Revenue increase (decrease)	85,189	53,229	9,338	(76)	N/A	147,680
Nine months ended January 31, 2008	$379,188	$447,867	$132,444	$367	N/A	$959,866
Total revenue increase	$69,894	$47,794	$5,336	N/A	N/A	$122,955
% increase	22.6%	11.9%	4.2%	N/A	N/A	14.7%
% increase, excluding FX	27.5%	13.3%	7.3%	N/A	N/A	17.6%

Segment EBITDAR[2] Variance Analysis
(in thousands of Canadian dollars)
	Third Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended January 31, 2007	$37,042	$23,748	$66,576	$(10,573)	$(46,295)	$70,498
Foreign exchange impact[1]	(2,947)	(1,783)	(4,748)	(178)	-	(9,656)
Segment EBITDAR increase (decrease)	2,274	4,195	17,627	982	(9,949)	15,129
Three months ended January 31, 2008	$36,369	$26,160	$79,455	$(9,769)	$(56,244)	$75,971
Segment EBITDAR margin [3]
- Last year	31.0%	17.5%	48.0%	N/A	N/A	23.4%
- This year	28.1%	17.5%	53.3%	N/A	N/A	23.6%
Total Segment EBITDAR increase (decrease)	$(673)	$2,412	$12,879	$804	$(9,949)	$5,473
% increase (decrease)	(1.8% )	10.2%	19.3%	7.6%	N/A	7.8%
% increase, excluding FX	6.1%	17.7%	26.5%	9.3%	N/A	21.5%

	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Nine months ended January 31, 2007	$99,632	$73,435	$194,324	$(29,830)	$(132,204)	$205,357
Foreign exchange impact[1]	(2,802)	(2,101)	(7,735)	(398)	-	(13,036)
Segment EBITDAR increase (decrease)	11,370	8,430	38,937	8,740	(26,941)	40,536
Nine months ended January 31, 2008	$108,200	$79,764	$225,526	$(21,488)	$(159,145)	$232,857
Segment EBITDAR margin [3]
- Last year	32.2%	18.4%	47.1%	N/A	N/A	24.5%
- This year	28.5%	17.8%	49.1%	N/A	N/A	24.3%
Total Segment EBITDAR increase (decrease)	$8,568	$6,329	$31,202	$8,342	$(26,941)	$27,500
% increase	8.6%	8.6%	16.1%	28.0%	N/A	13.4%
% increase, excluding FX	11.4%	11.5%	20.0%	29.3%	N/A	19.7%
Segment EBITDA[2] Variance Analysis
(in thousands of Canadian dollars)
	Third Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended January 31, 2007	$11,842	$(978)	$43,270	$(10,573)	$-	$43,561
Foreign exchange impact[1]	(1,841)	(1,071)	(491)	(138)	-	(3,541)
Segment EBITDA increase (decrease)	(2,702)	(1,515)	8,358	942	-	5,083
Three months ended January 31, 2008	$7,299	$(3,564)	$51,137	$(9,769)	$-	$45,103
Segment EBITDA margin [3]
- Last year	9.9%	(0.7% )	31.2%	N/A	N/A	14.5%
- This year	5.6%	(2.4% )	34.3%	N/A	N/A	14.0%
Total Segment EBITDA increase (decrease)	$(4,543)	$(2,586)	$7,867	$804	$-	$1,542
% increase (decrease)	(38.4% )	(264.4% )	18.2%	7.6%	N/A	3.5%
% increase (decrease), excluding FX	(22.8% )	(154.9% )	19.3%	8.9%	N/A	11.7%

	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Nine months ended January 31, 2007	$28,226	$2,818	$131,763	$(29,830)	$-	$132,977
Foreign exchange impact[1]	(3,028)	(1,828)	247	(206)	-	(4,815)
Segment EBITDA increase (decrease)	(4,717)	(550)	13,986	8,548	-	17,267
Nine months ended January 31, 2008	$20,481	$440	$145,996	$(21,488)	$-	$145,429
Segment EBITDA margin [3]
- Last year	9.1%		0.7%		31.9%	N/A	N/A	15.9%
- This year	5.4%		0.1%		31.8%	N/A	N/A	15.2%
Total Segment EBITDA increase (decrease)	$(7,745)		$(2,378)		$14,233	$8,342	$-	$12,452
% increase (decrease)	(27.4%	)	(84.4%	)	10.8%	28.0%	N/A	9.4%
% increase (decrease), excluding FX	(16.7%	)	(19.5%	)	10.6%	28.7%	N/A	13.0%

Segment Operating Income Variance Analysis
(in thousands of Canadian dollars)
	Third Quarter
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Three months ended January 31, 2007	$10,468	$(1,982)	$28,484	$(10,945)	$-	$26,025
Foreign exchange impact[1]	(1,808)	(996)	3	(138)	-	(2,939)
Operating income increase (decrease)	(2,989)	(1,552)	3,299	1,018	-	(224)
Three months ended January 31, 2008	$5,671	$(4,530)	$31,786	$(10,065)	$-	$22,862
Total operating income increase (decrease)	$(4,797)	$(2,548)	$3,302	$880	N/A	$(3,163)
% increase (decrease)	(45.8% )	(128.6% )	11.6%	8.0%	N/A	(12.2% )
% increase (decrease), excluding FX	(28.6% )	(78.3% )	11.6%	9.3%	N/A	(0.9% )

	Year-to-date
					Inter-
	Global	European		Corporate	segment
	Operations	Operations	Heli-One	& Other	Eliminations	Total
Nine months ended January 31, 2007	$25,650	$(173)	$90,743	$(29,578)	$-	$86,642
Foreign exchange impact[1]	(3,092)	(1,765)	395	(180)	-	(4,642)
Operating income increase (decrease)	(6,802)	193	2,060	8,633	-	4,084
Nine months ended January 31, 2008	$15,756	$(1,745)	$93,198	$(21,125)	$-	$86,084
Total operating income increase (decrease)	$(9,894)	$(1,572)	$2,455	$8,453	N/A	$(558)
% increase (decrease)	(38.6% )	(908.7% )	2.7%	28.6%	N/A	(0.6% )
% increase (decrease), excluding FX	(26.5% )	111.6%	2.3%	29.2%	N/A	4.7%
1	Includes both translation and transaction FX impact.
2	See Note 5 to the unaudited interim consolidated financial statements enclosed.
3	Segment EBITDAR or segment EBITDA as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

	Month End Foreign
	Exchange Rates
	January 31, 2008	January 31, 2007
USD – CAD	1.0022	1.1792
NOK – CAD	0.1851	0.1883
GBP – CAD	1.9938	2.3123
EUR – CAD	1.4873	1.5328

	Year-to-Date Average Foreign
	Exchange Rates
	January 31, 2008	January 31, 2007
USD – CAD	1.0283	1.1310
NOK – CAD	0.1814	0.1789
GBP – CAD	2.0710	2.1419
EUR – CAD	1.4419	1.4493

As the tables above indicate, the Canadian dollar has strengthened significantly against all currencies listed with the exception of the Norwegian Kroner (“NOK”).

Global Operations

Revenue from the Global Operations segment for the third quarter was $129.6 million, an increase of $9.9 million from the same period last year.  This increase was due to revenue growth of $20.0 million, partially offset by an unfavourable FX impact of $10.1 million. The revenue growth was primarily due to a flying revenue increase of $25.9 million (excluding FX) from new and expanded contracts, as well as rate increases on a number of existing contracts in Nigeria, Australia, Kazakhstan, Pakistan, Azerbaijan and Southeast Asia, and the acquisition of BHS on March 8, 2007. The acquisition of BHS in Brazil has resulted in an increase in flying revenue of approximately $10.9 million in the third quarter, compared to the same period last year.  These increases in revenue over the same period are partially offset by a decrease relating to the sale of an aircraft, for net proceeds of approximately $13.0 million in the third quarter last year.  Flying hours in the Global Operations segment have increased by 1,949 hours (9%) in the third quarter compared to the same period last year.

For the nine months ended January 31, 2008 revenue was $379.2 million, an increase of $69.9 million from the same period last year. This increase was attributable to revenue growth of $85.2 million, partially offset by an unfavourable FX impact of $15.3 million. The increase in revenue is primarily due to the reasons noted above for the third quarter. Flying hours in the Global Operations segment for the nine months ended January 31, 2008 were 70,916 hours, which is an increase of 8,886 hours (14%) over the same period last year.

Segment EBITDAR for the third quarter was $36.4 million, a decrease of $0.7 million over the same period last year. This decrease was due to an unfavourable FX impact of $3.0 million, partially offset by an increase in segment EBITDAR of $2.3 million.  The increase in segment EBITDAR is due to margins earned on an increase in revenue, partially offset by a reduction in segment EBITDAR due to a $4.6 million receivable provision reversal in the third quarter last year. In addition, during the third quarter, segment EBITDAR in Global Operations continued to be negatively impacted by late delivery and serviceability issues in Brazil and reduced profitability in some of its African business units. The negative segment EBITDAR impact of late delivery and serviceability issues in Brazil in the third quarter was $1.0 million.

Segment EBITDAR for the nine months ended January 31, 2008 was $108.2 million, an increase of $8.6 million compared to the same period last year. This increase was attributable to an increase in segment EBITDAR of $11.4 million, partially offset by an unfavourable FX impact of $2.8 million.  The increase in segment EBITDAR is due to an increase in revenue, partially offset by a reduction in segment EBITDAR due to a decrease of $10.3 million in trade receivable provision reversals, compared to the same period last year. In addition, during the first quarter of the current year, Global Operations incurred $0.7 million in costs associated with the exit from certain low margin contracts relating to the demobilization of aircraft, related base costs and repositioning of crews. The remainder of the change in segment EBITDAR is due to the reasons noted above for the third quarter.

Operating income for the third quarter was $5.7 million, a decrease of $4.8 million from the same period last year, consisting of a decrease in operating income of $3.0 million and an unfavourable FX impact of $1.8 million.  The decrease in operating income is primarily attributable to an increase in lease costs of $3.9 million due to an increase in the number and value of aircraft used by Global Operations on new and renewed contracts. This decrease is partially offset by an increase in segment EBITDAR.

For the nine months ended January 31, 2008, operating income was $15.8 million, a decrease of $9.9 million from the same period last year, consisting of a decrease in operating income of $6.8 million and an unfavourable FX impact of $3.1 million. The decrease in operating income is primarily due to an increase in lease costs of $16.3 million for the same reasons noted above for the third quarter, partially offset by an increase in segment EBITDAR.

Subsequent to January 31, 2008, Global Operations lost one heavy leased aircraft in a helicopter accident in Brazil. The cause of the accident has not yet been ascertained as it is still under investigation by the Company and other agencies.  See further discussion in the “Significant Events” section of this MD&A.

Global Operations has added 24 aircraft to its fleet since the same period last year, which is partially offset by aircraft returned to Heli-One for redeployment. At January 31, 2008 there were 135 aircraft operating in this segment, consisting of 23 heavy, 92 medium aircraft, one light and 19 fixed-wing aircraft.

European Operations

Revenue from the European Operations segment for the third quarter was $149.3 million, an increase of $13.9 million from the same period last year. This increase was attributable to an increase in revenue of $22.3 million, partially offset by an unfavourable FX impact of $8.4 million. Revenue increased compared to the same period last year due to revenue earned on new and renewed contracts including contracts with the United Kingdom Maritime and Coastguard Agency (“UKMCA”), StatoilHydro, Maersk and GDF Production Nederland BV. Rate increases on certain new and renewed contracts have improved revenue; however, rate increases on some of these contracts have not yet been realized by European Operations as there has been a continued delay in delivery of some new aircraft from original equipment manufacturers (“OEMs”) and the requirement for post-delivery modifications on these aircraft, which has created further delays.  This has resulted in older aircraft substitutions on certain contracts at lower rates. In addition, flying revenue in Den Helder, Scotland and England was negatively impacted by poor weather conditions during December and January. This resulted in a decrease in flying revenue of approximately $1.2 million.  Flying hours in the European Operations segment increased by 866 hours (4%) to 22,422 hours in the third quarter, compared to the same period last year.

Although service to the UKMCA began on July 1, 2007, this contract and the associated facilities are considered to be in a pre-operating phase due to the transition period required to set-up new bases and train crews on new aircraft types.  Certain expenses incurred during the pre-operating phase have been deferred and any revenue earned in this period has been offset against these deferred costs. Therefore, the impact of this new contract on earnings will not be realized in its entirety until the pre-operating period is completed. The transition of the first base was completed late in the second quarter and the transition of the second base was completed late in the third quarter. Approximately $5.0 million of revenue was recognized on operating UK SAR bases during the third quarter compared to the same period last year. The third base is expected to be fully transitioned during the fourth quarter and all bases are expected to be fully operational by the first quarter of fiscal 2009.

For the nine months ended January 31, 2008, revenue was $447.9 million, an increase of $47.8 million from the same period last year. This increase was attributable to an increase in revenue of $53.2 million, partially offset by an unfavourable FX impact of $5.4 million.  The increase in revenue is due to the reasons noted above for the third quarter. Flying hours for the nine months ended January 31, 2008 were 72,660 hours, an increase of 3,608 hours (5%) from the same period last year.

Segment EBITDAR for the third quarter was $26.2 million, an increase of $2.4 million from the same period last year.  This increase was due to an increase in segment EBITDAR of $4.2 million, partially offset by an unfavourable FX impact of $1.8 million.  The increase in segment EBITDAR is primarily due to segment EBITDAR earned on increased revenue. Segment EBITDAR margins have remained consistent with the prior year despite the cost of introducing aircraft during the third quarter and the impact of the late delivery of certain new aircraft, which has resulted in older aircraft substituting on certain contracts at lower rates.  The segment EBITDAR impact of late deliveries and availability issues was approximately $2.5 million in the third quarter, primarily related to reduced contract revenue from lower rates and reduced ad hoc revenue. Segment EBITDAR was also negatively impacted during the third quarter by an increase in crew costs and costs associated with the bid for the Harmonized SAR contract in the UK.

European Operations has added sixteen aircraft to its fleet since the same period in the prior year, which is partially offset by the return of aircraft to Heli-One for re-deployment. Most of the aircraft added to the fleet are new aircraft types including nine new Sikorsky S92 and two Eurocopter EC225 aircraft. The introduction of new aircraft types to meet the requirements of new and existing customers has resulted in aircraft introduction costs of approximately $1.2 million expensed during the three months ended January 31, 2008, primarily relating to the training of personnel.  The cost of introducing aircraft has been and continues to be significant for European Operations as a result of the new aircraft types introduced and the requirement to type-convert and align existing crews on these aircraft.

For the nine months ended January 31, 2008, segment EBITDAR was $79.8 million, an increase of $6.3 million compared to the same period last year. This increase was due to an increase in segment EBITDAR of $8.4 million, partially offset by an unfavourable FX impact of $2.1 million. This increase is partially offset by a decrease in segment EBITDAR margins to 17.8% from 18.4% in the same period last year due to the same reasons noted above for the third quarter. For the nine months ended January 31, 2008, the segment EBITDAR impact of late deliveries and aircraft availability issues was approximately $7.0 million.

During the third quarter, European Operations had an operating loss of $4.5 million, an increase in operating loss of $2.5 million from the same period last year.  This increase in operating loss is primarily due to an increase in lease costs of $5.0 million in excess of incremental segment EBITDAR. Lease costs have increased due to the addition of higher value, new aircraft in the European Operations fleet and $0.6 million in short-term lease costs on aircraft required as a result of late deliveries from OEMs.

During the nine months ended January 31, 2008, European Operations had an operating loss of $1.7 million, an increase in operating loss of $1.6 million from the same period last year. This increase in operating loss is primarily due to an increase in lease costs of $8.7 million from the same period last year in excess of incremental segment EBITDAR.  Lease costs have increased for the same reasons noted above for the third quarter.

At January 31, 2008, there were 90 aircraft operating in this segment, consisting of 61 heavy and 29 medium aircraft.

Heli-One

The following table provides year-to-date information on Heli-One fleet and repair & overhaul activities.

	Heli-One Activities
	Nine Months Ended January 31,
	(in thousands of Canadian dollars)
	Fleet		R&O		Total
	2008	2007	2008	2007	2008	2007
Revenue
External
PBH/R&O1	$-	-	$120,811	$101,036	$120,811	$101,036
Lease	11,633	16,116	-	-	11,633	16,116
Other[2]	-	-	-	9,956	-	9,956
Total	11,633	16,116	120,811	110,992	132,444	127,108
Internal
PBH/R&O1	-	-	167,888	151,385	$167,888	$151,385
Lease	159,083	132,408	-	-	159,083	132,408
Other[2]	-	-	-	1,547	-	1,547
Total	159,083	132,408	167,888	152,932	326,971	285,340
Total Revenue	170,716	148,524	288,699	263,924	459,415	412,448
Direct costs[3]	(14,544)	(14,294)	(219,345)	(203,830)	(233,889)	(218,124)
Segment EBITDAR[3]	156,172	134,230	69,354	60,094	225,526	194,324
Segment EBITDAR margin	91.5%	90.4%	24.0%	22.8%	49.1%	47.1%
Lease and associated costs[3]	(79,530)	(62,561)	-	-	(79,530)	(62,561)
Segment EBITDA[3]	$76,642	$71,669	$69,354	$60,094	145,996	131,763
Segment EBITDA margin	44.9%	48.3%	24.0%	22.8%	31.8%	31.9%
Amortization					(50,339)	(39,802)
Restructuring recovery					-	800
Loss on disposal of assets					(2,459)	(2,018)
Operating income					$93,198	$90,743
1	Power-by-the-hour (“PBH”) and repair & overhaul (“R&O”).
2	Other consists of the trading surplus business, which was disposed of in fiscal 2007.
3	See Note 5 to the unaudited interim consolidated financial statements enclosed.

Revenue from external customers for the Heli-One segment for the third quarter was $42.9 million, a decrease of $2.5 million from the same period last year. This decrease was due to an unfavourable FX impact of $2.2 million and a decrease in external revenue of $0.3 million. The decrease in external revenue is due to a reduction in external fleet revenue, primarily as a result of the acquisition of BHS in Brazil in the fourth quarter of fiscal 2007. External lease and PBH revenue from BHS are treated as internal revenue for Heli-One as of the date of consolidation of BHS.  Other external R&O revenue increased on third-party base maintenance activities in Norway and North America and an increase in engine maintenance output in Norway compared to the same period last year.

Revenue from external customers for the nine months ended January 31, 2008 was $132.4 million, an increase of $5.3 million from the same period last year. This increase was due to revenue growth of $9.3 million, partially offset by an unfavourable FX impact of $4.0 million. The increase in revenue was primarily attributable to the reasons noted above for the third quarter, as well as increased PBH revenue during the first two quarters of the current year compared to the same periods last year.

Internal revenues have increased by $12.9 million to $106.2 million for the third quarter, compared to the same period last year. This increase is due to incremental lease revenue on an increase in the number and value of aircraft deployed by European Operations and Global Operations over the same period last year.  Internal R&O revenue has increased due to the consolidation of BHS and an increase in flying hours.  Internal revenues are expected to continue to grow (excluding the impact of FX) as Global Operations and European Operations deploy more aircraft and increase flying activity. Internal revenues for the nine months ended January 31, 2008 were $327.0 million, an increase of $41.6 million compared to the same period last year. This increase is due to the reasons noted above for the third quarter.

Segment EBITDAR for the third quarter was $79.5 million, an increase of $12.9 million from the same period last year. This increase is primarily due to segment EBITDAR earned on increased external and internal revenue, partially offset by an unfavourable FX impact of $4.7 million. Segment EBITDAR from fleet leasing has increased due to an increase in the number and value of aircraft in the fleet over the same period last year. Segment EBITDAR from R&O activities has increased due to segment EBITDAR earned on increased revenue and the estimated net impact from the exit of PBH maintenance programs, as discussed below.

The Company’s strategy is to build its internal maintenance repair and overhaul (“MRO”) capabilities through Heli-One in order to achieve control over maintenance programs, deploy and re-deploy aircraft faster and reduce short and long-term maintenance costs.  Building in-house capabilities takes considerable time and requires capital investment to acquire spares, tooling and facilities. It is important to note that, to date, the Company has been expensing PBH on new aircraft types from the first day of flying despite light maintenance early in the life of an aircraft, and the existence of warranty programs from OEMs.

The Company believes that it is well-positioned to achieve this strategy through the development of the Boundary Bay MRO facility. The Company began transitioning its Vancouver repair and overhaul shops and Heli-One administration offices to its new Boundary Bay facilities during the third quarter. The facility is expected to be completed by the end of the fourth quarter of fiscal 2008. During the second quarter of the current year, Heli-One signed agreements that provide for the exit from PBH support agreements on the Sikorsky S92 and AgustaWestland AW139 helicopters owned and/or operated by the Company.  During the third quarter, Heli-One notified a PBH provider of its intention to exit from additional PBH support agreements. The exit from these agreements is expected to occur during fiscal 2009.

As a result of the anticipated exits from various PBH support programs, Heli-One has recorded estimated refunds of prepaid maintenance for certain major components.  The estimated net favourable segment EBITDAR impact as a result of the exit from third-party PBH agreements for the three and nine months ended January 31, 2008 is $4.9 million and $0.7 million, respectively.  This net impact is the difference between the maintenance cost recorded on third-party PBH programs and what would have been recorded if the Company had not been on these programs during the respective periods.

Segment EBITDAR for the nine months ended January 31, 2008 was $225.5 million, an increase of $31.2 million from the same period last year. This increase was due to an increase in segment EBITDAR of $38.9 million, partially offset by an unfavourable FX impact of $7.7 million. The increase in segment EBITDAR was primarily attributable to the reasons noted above for the third quarter, partially offset by $3.2 million in unanticipated major component exchange costs to service the Company’s internal fleet of aircraft that were incurred during the first quarter of the current year.

The number of aircraft in the Heli-One fleet has decreased by fifteen aircraft to 32 aircraft at January 31, 2008 compared to the same period last year.  The decrease is due to the disposition of older aircraft and the deployment of aircraft to the Company’s flying operations. This is partially offset by the addition of aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications. Of the 32 aircraft in the Heli-One fleet, two aircraft are undergoing post-delivery modifications, one is undergoing a major inspection, 17 aircraft are leased to third-parties including customers in Mexico and the US and twelve aircraft are held for sale.

Operating income for the third quarter was $31.8 million, an increase of $3.3 million from the same period last year.  This increase was primarily due to an increase in segment EBITDAR, which is partially offset by an increase in external lease charges of $4.4 million and an increase in amortization of $4.4 million. External lease costs for the third quarter were higher than the same period last year due to an increase in the number of leased aircraft in the fleet. Amortization has increased due to a change in accounting estimate relating to rotable amortization rates (see further discussion under the “Critical Accounting Estimates” section of this MD&A) and the increased value of flying assets. These increases are partially offset by a decrease in the number of owned aircraft.

Operating income for the nine months ended January 31, 2008 was $93.2 million, an increase of $2.5 million from the same period last year. This increase was primarily due to an increase in segment EBITDAR, which is partially offset by an increase in external lease charges of $16.7 million, an increase in amortization of $10.5 million and an impairment loss of $3.2 million recorded during the nine months ended January 31, 2008.  Lease and amortization expense have increased due to the reasons noted above for the third quarter. The impairment loss of $3.2 million was recorded during the first two quarters of the current year on six aircraft held for sale, as the estimated sales proceeds are expected to be less than the carrying value. These aircraft are older technology aircraft, which have a high number of hours consumed on major components. In addition, some of these aircraft were originally acquired in non-US dollar entities when the US dollar was much stronger. Due to the substantial weakening of the US dollar, a negative impact has resulted. This impairment loss is recorded in loss on disposal of assets in Heli-One. Operating income for the nine months ended January 31, 2007 included a loss on disposal of assets of $2.3 million, relating to the sale of seven helicopters and the divestiture of a small, non-core parts trading business.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. The Company has 75 aircraft (36 heavy and 39 medium aircraft) on order, expected to be delivered over the next four years.  The Company expects that the majority of these aircraft will be used internally to support continued growth. During the second and third quarters of the current year, Heli-One notified certain OEMs and third-party PBH providers of its intention to exit from PBH support agreements on S92, AW139, and other helicopters owned and/or operated by the Company. With the addition of new maintenance, repair and overhaul capabilities, Heli-One will have the ability to support all of the newly introduced helicopter types, including the Eurocopter EC225, Sikorsky S76 and S92 and AgustaWestland AW139.  This will prove valuable as Heli-One builds its in-house major component overhaul capability in the new Boundary Bay facility, which is in the final stages of completion.

Corporate and Other

Corporate and Other costs of $9.8 million for the three months ended January 31, 2008 decreased $0.8 million from the same period last year. The decrease in costs related primarily to a reduction in SOX Section 404 project costs of $1.1 million, which is offset by an increase of $1.0 million in costs associated with a revised estimate of future environmental monitoring requirements.  These costs relate to a contractual obligation on the sale of an investment in fiscal 2006. This contractual obligation requires the Company to perform monitoring at three sites for a specified period of time.  The remainder of the change relates to individually immaterial amounts.

Corporate and Other costs of $21.5 million for the nine months ended January 31, 2008 decreased $8.3 million from the same period last year. The decrease in costs is attributable to the reasons noted above for the third quarter, a reduction in claims reserves for various insured risks of $2.1 million and a $1.2 million gain during the first quarter of the current year on the divestiture of a building in the Netherlands originally acquired as part of the Schreiner acquisition.  In addition, during the first quarter of the prior year, costs of approximately $1.6 million were incurred relating to the departure of a former executive of the Company.

Financing Charges

Financing charges of $12.1 million were expensed in the third quarter, compared to $9.1 million expensed in the same period last year. The increase of $3.0 million is due to the following:

  a $4.8 million foreign exchange gain compared to a $1.6 million gain in the same period last year primarily due to:
  a foreign exchange gain of $7.0 million relating to the mark to market of foreign currency embedded derivatives separated from their host contracts;
  a foreign exchange loss of $3.5 million relating to internal arrangements between subsidiaries of the Company in currencies other than their functional currencies to finance operations in certain jurisdictions; and
  a foreign exchange gain of $1.3 million relating to the revaluation of foreign currency denominated monetary assets and liabilities, of which $1.6 million relates to the revaluation of cash balances during the third quarter.
  a $0.5 million increase in interest on debt obligations due to an increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, working capital and other capital asset additions made in the last twelve months, partially offset by the positive FX impact on non-Canadian dollar debt;
  a $2.3 million increase in other interest and expenses as a result of interest accrued on tax and other liabilities assumed on acquisition of BHS, an increase in bank fees and other individually immaterial amounts;
  amortization of guarantees of $0.6 million during the three months ended January 31, 2008, as a result of the implementation of the new Canadian GAAP financial instruments standards;
  during the third quarter of the prior year, the Company repatriated cash from foreign jurisdictions to Canada.  This resulted in a permanent reduction in the Company’s net investment in foreign subsidiaries and a release of previously deferred foreign exchange gains of $2.8 million. Additional gains or losses may be realized in the future as additional cash is repatriated.
For the nine months ended January 31, 2008, financing charges of $49.3 million were expensed, compared to $45.0 million expensed in the same period last year. The increase is due to the reasons noted above for the third quarter.

Equity Losses of Associated Companies

Equity earnings of associated companies were $0.4 million in the third quarter, consistent with the same period last year.

Equity losses of associated companies were $0.5 million for the nine months ended January 31, 2008, compared to equity earnings of $0.7 million in the same period last year, primarily due to a $1.4 million write-down of an investment in an associated company during the second quarter of the current year.

Income Taxes

Income tax expense on earnings from continuing operations for the three and nine months ended January 31, 2008 was $4.7 million and $7.4 million, respectively, compared to income tax expense of $5.4 million and $13.0 million for the same periods last year. The Company’s combined average effective tax rate for the nine months ended January 31, 2008 was 23.9% (excluding the UK tax recovery noted below and various filing adjustments) compared to 25.8% for the same period last year. The lower rate was primarily due to a lower proportion of the Company’s income being earned in higher tax jurisdictions. Income tax expense for the nine months ended January 31, 2008 includes an income tax recovery of $2.4 million as a result of a tax rate reduction in the United Kingdom during the first quarter of fiscal 2008. Included in the tax provision for the three and nine months ended January 31, 2007 were adjustments related to previously recorded income tax assets and liabilities, which increased the Company’s income tax expense by $2.2 million.

Operating Activities

Cash used in operating activities for the third quarter was $23.1 million, compared to cash provided by operating activities of $52.3 million for the same period last year. The cash used in operating activities of $23.1 million is primarily due to cash provided from net earnings from continuing operations of $6.5 million, net of $22.2 million in amortization, $14.5 million related to defined benefit pension plan net cash outflows and $8.7 million in deferred revenue. In addition, during the third quarter there was an increase of $22.7 million in non-cash working capital and various other changes in items not involving cash.

The change in non-cash working capital was impacted by the following:
  An increase in trade receivables of $22.0 million, partly due to an increase in activity in the third quarter but primarily due to an increase in the number of days sales were outstanding in trade receivables from 68 days at October 31, 2007 to 76 days at January 31, 2008. The increase in days sales in trade receivables was related to an increase in the amount due from Global Operations customers including Aero Contractors of Nigeria (“ACN”), where delays in payments continued and the trade receivable balance increased by approximately $20 million.
  A decrease in prepaid expenses of $2.4 million, primarily due to the conversion of security deposits paid to lessors into junior loans receivable as a result of leases commencing during the third quarter.
  An increase in other receivables of $9.5 million primarily due to the estimated refund of prepaid maintenance relating to the anticipated exit from a third-party PBH maintenance program.

  An increase in payables and accruals of $5.6 million as a result of an increase in activity during the third quarter.
Cash used in operating activities for the nine months ended January 31, 2008 was $59.1 million, compared to cash provided by operating activities of $82.7 million for the same period last year.

Cash provided by operating activities from discontinued operations for the three and nine months ended January 31, 2008 was $nil (2007 - $1.7 million and $4.0 million, respectively).

Financing Activities

During the third quarter the Company’s total net debt increased by $90.6 million.

Change in
Total Net Debt Position[1]
During Q3 – 2008
(in millions of Canadian dollars)
Opening balance, October 31, 2007	$746.8
Increase in net debt	61.6
Foreign exchange	29.0
Ending balance, January 31, 2008	$837.4

[1] Net debt is comprised of total debt less cash and cash equivalents.

Cash provided by financing activities was $34.6 million during the third quarter, compared to $16.0 million for the same period last year. Long-term debt proceeds exceeded repayments by $39.8 million during the third quarter, compared to $20.8 million in the same period last year. The Company paid a dividend of $5.7 million during the third quarter, compared to a $5.3 million dividend payment in the same period last year.

Cash provided by financing activities was $37.7 million for the nine months ended January 31, 2008, compared to $113.8 million for the same period last year.  Long-term debt proceeds exceeded repayments by $54.0 million during the nine months ended January 31, 2008, compared to $126.5 million in the same period last year.

Cash provided by financing activities from discontinued operations for the three and nine months ended January 31, 2008 was $nil (2007 – cash used of $nil and $1.3 million, respectively).

During the third quarter, the Company reached an agreement with Royal Bank of Scotland (“RBS”) and Export Development Canada to expand an existing CHC/RBS lease facility by US $225 million. This provides CHC with the ability to lease a variety of different aircraft types flying in multiple jurisdictions around the world. This lease facility is available for funding until at least April, 2009. The Company has total credit-approved aircraft specific financing facilities of approximately US $210 million currently available.

During the third quarter, the Company agreed to terms for an additional temporary credit facility of $23.0 million, maturing on April 30, 2008. At January 31, 2008, the Company had drawn $20.0 million on the facility. In addition, during the third quarter, the Company agreed to terms for aircraft financing of $11.8 million to fund the purchase of two DHC8-300 aircraft in future periods. At January 31, 2008, this loan facility was fully drawn.

At January 31, 2008, the Company had unused capacity under its credit facilities of $78.6 million (April 30, 2007 - $38.3 million) and cash and cash equivalents of $15.6 million (April 30, 2007 - $89.5 million), for a total of $94.2 million (April 30, 2007 - $127.8 million).

Investing Activities

Cash used in investing activities was $35.7 million for the three months ended January 31, 2008, compared to cash used of $48.9 million for the same period last year.  Additions to property and equipment during the quarter totalled $70.0 million, compared to $73.8 million in the same period last year. The current quarter additions were comprised of (i) $10.5 million for the purchase of one aircraft (one other aircraft purchased during the third quarter was paid for subsequent to the end of the quarter and one aircraft purchased during the third quarter was sold and leased back); (ii) $10.0 million for aircraft modifications; (iii) 19.2 million related to buildings and other equipment; and (iv) $30.3 million related to investments in rotable parts to support a growing fleet. Aircraft expenditures consisted of aircraft purchases of $24.8 million less the application of deposits of $14.3 million.

The Company advanced new aircraft deposits of $20.0 million (2007 - $35.4 million) during the third quarter on a variety of aircraft. The Company novated certain of its aircraft purchases to lessors during the third quarter and has been reimbursed $13.4 million (2007 -$39.9 million) in deposits from aircraft manufacturers, resulting in a net advancement of aircraft deposits of $6.6 million (2007 – net recovery of $4.5 million).  Capital expenditures for helicopter major inspections during the third quarter totalled $4.7 million (2007 - $6.7 million). These expenditures were financed from net proceeds totalling $62.0 million (2007 –33.0 million), primarily from proceeds received on five sale-leaseback transactions and the disposal of six aircraft during the third quarter.

Cash used by investing activities was $81.7 million for the nine months ended January 31, 2008, compared to $173.8 million for the same period last year. The decreased use of cash of $92.1 million over the same period last year is primarily due to the addition of 30 aircraft in the nine months ended January 31, 2007, compared to 21 aircraft added in the current year.

Cash provided by investing activities from discontinued operations for the three and nine months ended January 31, 2008 was $nil and $31.0 million, respectively (2007 – cash used of $0.7 million and $1.7 million, respectively). The cash provided by investing activities of $31.0 million in the nine months ended January 31, 2008, is due to the proceeds received on the disposal of Survival-One during the first quarter of fiscal 2008.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, including the “Significant Events -Agreement to acquire CHC Helicopter Corporation” section of this MD&A, there have been no other significant changes in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2007 Restated Annual Filings and as detailed in the Company’s 2007 Annual Information Form filed with Canadian Securities Administrators and in the Restated Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries.  The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for the three months ended January 31, 2008 was $20.7 million.  This consisted of an unfavourable translation impact of $16.8 million and a $3.9 million unfavourable transaction impact.

The total unfavourable FX impact on revenue for the nine months ended January 31, 2008 was $24.7 million.  This consisted of an unfavourable translation impact of $16.4 million and a $8.3 million unfavourable transaction impact.

The total unfavourable FX impact on operating income for the three months ended January 31, 2008 was $2.9 million.  This consisted of an unfavourable translation impact of $0.1 million and an unfavourable transaction impact of $2.8 million (net of cash flow hedging impact).

The total unfavourable FX impact on operating income for the nine months ended January 31, 2008 was $4.6 million. This consisted of a favourable translation impact of $1.3 million and a $5.9 million unfavourable transaction impact (net of cash flow hedging impact).

As at January 31, 2008, the Company’s total net debt was denominated in the following currencies:

	(Thousands)
	Debt in	Canadian
Currency	Original Currency	Equivalent
Euro	€ 23,196	$34,499
Pound sterling	£ 20,417	40,707
U.S. dollar	USD 415,066	415,979
Canadian dollar	$ 291,969	291,969
Norwegian kroner	NOK 372,932	69,030
Brazilian Real	BRL 1,519	866
Cash and cash equivalents (various currencies)	(15,623)
Total Net Debt	$837,427

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information”.  The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at February 29, 2008 was as follows:

	(000	s)
Class A subordinate voting shares	39,989
Class B multiple voting shares	5,858
Ordinary shares	22,000
Stock Options	2,161

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares and share options as at February 29, 2008 remained unchanged from January 31, 2008 as detailed in Note 9 to the unaudited interim consolidated financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs.  The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2007 Restated Annual Filings remain unchanged at January 31, 2008, except as discussed below.

During the third quarter, the Company undertook a review of its estimates of the amortization rate, residual value and useful life of its rotable assets. The amortization rate being applied was a 12% declining balance with a 12.5% residual value.  Based on its review, management concluded that the amortization rate being applied no longer appropriately reflects the turnover of the rotable pool. The Company performed detailed analyses of different rotable amortization rates and concluded that the most appropriate rate to apply is a 15% declining balance, with no residual value on the rotable assets, as these assets would have no residual value once they reach the end of their useful life.  This change in accounting estimate has been recognized prospectively under CICA Handbook Section 1506 – Accounting Changes beginning on November 1, 2007. The estimated annual impact of this change in accounting estimate is an increase in amortization expense of approximately $13 million per year in future periods. The impact of the change in accounting estimate on the third quarter is an increase in amortization expense of approximately $3.3 million.

Changes in Accounting Policies

There have been no changes in accounting policies from the restated 2007 audited annual consolidated financial statements of the Company, except for the changes noted below relating to financial instruments.

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections:  Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”). As required by the transitional provisions of these new standards, the comparative unaudited interim consolidated financial statements have not been restated.

The following table summarizes the transition adjustments required to opening retained earnings and AOCI to adopt these new standards.

		Accumulated
		other
	Retained	comprehensive
	earnings	earnings
Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	(5,583)	-
Total	$(8,937)	$2,275

Refer to Note 2 of the unaudited interim consolidated financial statements for the three and nine months ended January 31, 2008 for more detailed information on the impact of these changes in accounting policies on the consolidated financial statements.

Impact of New Accounting Standards

Determining Whether a Contract is Routinely Denominated in a Single Currency

In January 2008, the Emerging Issues Committee (“EIC”) issued EIC169 – Determining Whether a Contract is Routinely Denominated in a Single Currency (“EIC169”).  EIC169 provides guidance on how the term “routinely denominated in commercial transactions around the world” in Section 3855 should be interpreted. EIC169 also discusses what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. This EIC will apply to interim and annual financial statements issued beginning with the quarter and year ended April 30, 2008, and must be applied retrospectively. The Company is currently evaluating the implications of this Section.

Capital Disclosures

In December 2006, the CICA issued Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and compliance with capital requirements. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008.  The Company is currently evaluating the implications of this Section.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 – Financial Instruments – Disclosures (“Section 3862”) and Section 3863 – Financial Instruments – Presentation (“Section 3863”). Section 3862 will be harmonized with International Financial Reporting Standard 7 – Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”). Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed. Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861.  These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

Inventories

In June 2007, the CICA issued Section 3031 – Inventories (“Section 3031”), which requires inventories to be measured at the lower of cost or net realizable value and does not allow the use of the last-in, first-out inventory costing methodology.  Section 3031 requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of this Section.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets (“Section 3064”), replacing Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2009. The Company is currently evaluating the implications of this Section.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP.” This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS.  In February 2008, the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using IFRS.  IFRS will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2011. The Company is currently evaluating the implications of adopting IFRS.

Related Party Transactions

In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from ACN) and direct costs related to transactions with parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and nine months ended January 31, 2008 and 2007 are summarized as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Revenues from ACN	$30,983	$20,187	$84,925	$63,431
Direct costs	-	6	-	432

			As at
			January 31,	April 30,
			2008	2007
Net amount receivable in respect of such
revenues			$56,087	$25,351

Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings, total assets, total long-term financial liabilities, cash dividends per share declared, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters.

		Net
		earnings			Total	Cash
		from			long-term	dividends	Net earnings
		continuing	Net	Total	financial	per share	per share from		Net earnings
Period	Revenue	operations	earnings	assets	liabilities	declared	continuing operations		per share
(in millions of Canadian dollars)							Basic	Diluted	Basic	Diluted
Q4-2006	$248.2	10.3	10.8	1,686.1	911.7	-	0.25	0.22	0.26	0.23
Q1-2007	$263.2	9.0	8.8	1,838.2	1,043.4	-	0.21	0.19	0.21	0.19
Q2-2007	$273.0	8.3	8.9	1,839.0	1,018.2	0.50	0.20	0.19	0.21	0.20
Q3-2007	$300.8	12.0	12.8	2,012.6	877.6	-	0.28	0.26	0.30	0.28
Q4-2007	$312.2	11.7	13.5	2,104.4	842.7	-	0.28	0.26	0.32	0.30
Q1-2008	$319.9	11.8	28.2	2,000.2	1,108.9	-	0.26	0.26	0.62	0.61
Q2-2008	$318.1	10.5	10.5	1,987.5	1,106.0	0.50	0.23	0.23	0.23	0.23
Q3-2008	$321.9	6.5	6.5	2,131.3	1,151.7	-	0.14	0.14	0.14	0.14

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities. Poor weather in the North Sea can inhibit flying during the winter months.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues for fiscal 2008, in comparison to quarterly revenues for fiscal 2007, have been impacted by foreign exchange in the following amounts: Q1 - $2.3 million, Q2 -$(6.3) million and Q3 - $(20.7) million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	Results for Q1 of fiscal 2007 included aircraft introduction costs of approximately $5.5 million in support of future growth.

2.
Results for Q2 of fiscal 2007 included foreign exchange losses of approximately $6.6 million relating to various items including repatriation of cash to Canada, internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, and short-term imbalances in third-party trade and other balances in the Company’s Norwegian and South African subsidiaries.

3.	Results for Q3 of fiscal 2007 included revenue on the sale of an aircraft of approximately $13.0 million.

4.	Results for Q4 of fiscal 2007 included aircraft introduction costs of $5.1 million in support of continued growth.

5.	Results for Q1 of fiscal 2008 included an after-tax gain of $16.4 million for the sale of Survival-One.

6.	Results for Q1 of fiscal 2008 included a tax recovery of $3.1 million as a result of a tax rate reduction in the United Kingdom.

7.
Results for Q2 of fiscal 2008 included foreign exchange losses of approximately $9.1 million relating to various items including internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, the revaluation of foreign currency denominated monetary assets and liabilities and the mark to market of foreign currency embedded derivatives.

8.
Results for Q3 of fiscal 2008 included foreign exchange gains of $4.8 million relating to various items including internal financing arrangements between subsidiaries of the Company in currencies other than their functional currencies, the revaluation of foreign currency denominated monetary assets and liabilities and the mark to market of foreign currency embedded derivatives.

Summary Financial Data - US Dollars

Certain summary financial data from the January 31, 2008 unaudited interim consolidated financial statements have been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at January 31, 2008 of $1.0022 = US $1.00.

Financial Highlights
(in millions of US dollars, except per share amounts)
	Three Months	Nine Months
	Ended	Ended	Year Ended
	January 31,	January 31,	April 30,
	2008	2008	2007
Revenue	$321.2	$957.8	$1,146.6
Operating income	22.8	85.9	114.8
Net earnings from continuing operations	6.5	28.8	40.9
Net earnings from discontinued operations	-	16.3	2.2
Extraordinary item	-	-	0.8
Net earnings	6.5	45.1	43.9

Per Share Information
Basic
Net earnings from continuing operations	$0.14	$0.64	$0.97
Net earnings from discontinued operations	-	0.36	0.05
Extraordinary item	-	-	0.02
Net earnings	0.14	1.00	1.04
Diluted
Net earnings from continuing operations	$0.14	$0.63	$0.90
Net earnings from discontinued operations	-	0.35	0.05
Extraordinary item	-	-	0.02
Net earnings	0.14	0.98	0.97

Changes in Internal Controls over Financial Reporting

As previously disclosed, during the third quarter the Company made improvement to its controls to value and record embedded derivatives in all contracts.

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at
	January 31,	April 30,
	2008	2007

Assets
Current assets
Cash and cash equivalents	$15,623	$89,511
Receivables (Note 6)	346,951	288,224
Income taxes receivable	1,334	2,139
Future income tax assets	31,054	32,169
Inventory	124,178	126,315
Prepaid expenses	31,976	44,664
Assets of discontinued operations (Note 4)	-	3,961
	551,116	586,983
Property and equipment, net (Note 5)	1,110,909	1,092,664
Investments	5,701	7,478
Intangible assets	16,409	17,874
Goodwill	54,450	55,276
Other assets	352,773	290,936
Future income tax assets	39,977	34,678
Assets of discontinued operations (Note 4)	-	18,469
	$2,131,335	$2,104,358
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$327,901	$340,912
Deferred revenue	3,460	2,057
Dividends payable	17,132	11,241
Income taxes payable	22,409	9,637
Future income tax liabilities	14,183	9,813
Current portion of debt obligations (Note 14)	49,997	333,728
Liabilities of discontinued operations (Note 4)	-	2,979
	435,082	710,367
Long-term debt (Note 14)	405,885	64,168
Senior subordinated notes	397,168	442,680
Other liabilities	173,810	139,791
Future income tax liabilities	174,866	193,172
Liabilities of discontinued operations (Note 4)	-	2,900
Shareholders’ equity	544,524	551,280
	$2,131,335	$2,104,358

See accompanying notes
Guarantees (Note 13), Commitments (Note 15) and Tax contingencies (Note 16)

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007

Revenue	$321,858	$300,801	$959,866	$836,911
Direct costs	(266,516)	(246,106)	(791,387)	(672,626)
General and administration costs	(10,239)	(11,134)	(23,050)	(31,308)
Amortization	(22,179)	(17,573)	(58,173)	(46,173)
Restructuring recovery	-	-	-	2,050
Gain (loss) on disposal of assets (Note 5)	(62)	37	(1,172)	(2,212)
Operating income	22,862	26,025	86,084	86,642
Financing charges (Note 8)	(12,106)	(9,131)	(49,316)	(45,048)
Earnings from continuing operations before
income taxes and undernoted items	10,756	16,894	36,768	41,594
Equity earnings (losses) of associated companies	435	419	(541)	705
Income tax provision	(4,677)	(5,406)	(7,431)	(13,023)
Net earnings from continuing operations	6,514	11,907	28,796	29,276
Net earnings from
discontinued operations (Note 4)	-	67	16,364	390
Net earnings before extraordinary item	6,514	11,974	45,160	29,666
Extraordinary item	-	810	-	810
Net earnings	$6,514	$12,784	$45,160	$30,476

Earnings per share (Note 10)
Basic
Net earnings from continuing operations	$0.14	$0.28	$0.64	$0.69
Net earnings from discontinued operations	-	-	0.36	0.01
Extraordinary item	-	0.02	-	0.02
Net earnings	0.14	0.30	1.00	0.72
Diluted
Net earnings from continuing operations	$0.14	$0.26	$0.63	$0.64
Net earnings from discontinued operations	-	-	0.35	0.01
Extraordinary item	-	0.02	-	0.02
Net earnings	0.14	0.28	0.98	0.67

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Comprehensive Earnings (Loss)
Unaudited
(in thousands of Canadian dollars)
	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Net earnings	$6,514	$12,784	$45,160	$30,476
Other comprehensive earnings (loss),
net of income taxes
Net change in cash flow hedges	(8,364)	-	2,666	-
Unrealized loss on translation of
foreign operations	57,914	78,673	(57,462)	60,554
Impact of hedging translation gains of
foreign operations	(19,774)	(26,669)	30,205	(24,653)
Other comprehensive earnings (loss)	29,776	52,004	(24,591)	35,901
Comprehensive earnings	$36,290	$64,788	$20,569	$66,377

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars)

	Nine Months Ended
	January 31,	January 31,
	2008	2007
Retained earnings, beginning of period	$334,533	$312,481
Net earnings	45,160	30,476
Transition adjustment - financial instruments (Note 2)	(8,937)	-
Dividends	(22,891)	(21,375)
Retained earnings, end of period	347,865	321,582
Accumulated other comprehensive loss,
net of income taxes, beginning of period	(40,800)	(66,262)
Transition adjustment - financial instruments (Note 2)	2,275	-
Other comprehensive earnings (loss)	(24,591)	35,901
Accumulated other comprehensive loss,
net of income taxes, end of period	(63,116)	(30,361)
Capital stock (Note 9)	253,863	241,060
Contributed surplus (Note 9)	5,912	5,689
Total shareholders’ equity	$544,524	$537,970
Dividends declared per participating voting share	$0.50	$0.50
See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
Unaudited
(in thousands of Canadian dollars)
	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Operating activities
Net earnings from continuing operations	$6,514	$11,907	$28,796	$29,276
Operating items or items not involving cash:
Amortization	22,179	17,573	58,173	46,173
Loss (gain) on disposals of assets	62	(37)	1,172	2,212
Equity losses (earnings) of associated companies	(435)	(419)	541	(705)
Income taxes	3,936	1,857	2,004	10,306
Defined benefit pension plans	(14,490)	1,440	(19,704)	2,286
Amortization of contract credits
and deferred gains	(1,998)	(3,964)	(7,514)	(11,305)
Prepaid aircraft rental	(3,262)	(1,280)	(8,169)	(11,279)
Claims reserve	1,367	(4,832)	4,863	(4,990)
Deferred revenue	(8,704)	(2,091)	1,292	960
Pre-operating expenses	(3,499)	(832)	(9,719)	(1,381)
Unrealized foreign exchange gain on
unhedged long-term debt	-	-	(7,534)	-
Other	(2,076)	(1,948)	(6,512)	2,354
	(406)	17,374	37,689	63,907
Change in non-cash working capital	(22,650)	34,922	(96,834)	18,834
Cash flow from operations	(23,056)	52,296	(59,145)	82,741

Financing activities
Long-term debt proceeds	151,392	62,378	395,159	265,410
Long-term debt repayments	(111,571)	(41,534)	(341,128)	(138,900)
Dividends paid	(5,730)	(5,334)	(17,000)	(13,882)
Capital stock issued	285	290	1,366	906
Deferred financing costs	-	-	(1,347)	(352)
Other	210	234	635	631
	34,586	16,034	37,685	113,813
Investing activities
Property and equipment additions	(69,975)	(73,817)	(169,032)	(341,706)
Helicopter major inspections	(4,684)	(6,724)	(18,473)	(25,291)
Proceeds from disposal of assets	61,997	33,022	146,809	222,280
Junior loans receivable	(13,481)	(4,828)	(24,582)	(17,627)
Aircraft deposits	(6,615)	4,453	(9,973)	(10,732)
Restricted cash	(715)	5,235	(1,396)	7,143
Advances to and long-term receivables from
BHS-Brazilian Helicopter Services Taxi Aereo Ltda.,
prior to acquisition	-	(6,210)	-	(18,029)
Other	(2,189)	(20)	(5,047)	10,133
	(35,662)	(48,889)	(81,694)	(173,829)
Effect of exchange rate changes on cash
and cash equivalents	1,188	2,656	(1,711)	1,504
Cash provided by (used in) continuing operations	(22,944)	22,097	(104,865)	24,229
Cash provided by discontinued operations (Note 4)	-	1,194	30,977	1,224
Change in cash and cash equivalents
during the period	(22,944)	23,291	(73,888)	25,453
Cash and cash equivalents, beginning of period	38,567	28,493	89,511	26,331
Cash and cash equivalents, end of period	$15,623	$51,784	$15,623	$51,784
See accompanying notes (Supplemental cash flow information, Note 12)

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company” or “CHC”).  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 18.  The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2007 restated audited annual consolidated financial statements.

These financial statements follow the same accounting policies as outlined in Note 2 of the restated audited consolidated financial statements of the Company for the year ended April 30, 2007 except for the changes in accounting policies described in Notes 2 and 3 below.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature.  Financial results for the three and nine months ended January 31, 2008 are not necessarily indicative of financial results for the full year.

On March 8, 2007, the Company acquired an equity position in BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) as disclosed in Note 11 to the restated audited consolidated financial statements of the Company for the year ended April 30, 2007. The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.

The results for the nine months ended January 31, 2008 have been adjusted as a result of the restatement of the Company’s unaudited consolidated financial statements and notes thereto for the three and six months ended October 31, 2007. The restatements related to a change in valuation methodology for embedded derivatives. The Company’s restated unaudited interim consolidated financial statements for the three and six months ended October 31, 2007 should be referred to for further information on the restatement.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies

As required by the Canadian Institute of Chartered Accountants (“CICA”), on May 1, 2007, the Company adopted the following CICA Handbook Sections:  Section 1530 – Comprehensive Income (“Section 1530”), Section 3855 – Financial instruments – Recognition & Measurement (“Section 3855”) and Section 3865 – Hedges (“Section 3865”).  The adoption of these new standards resulted in changes in the accounting and presentation for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive earnings (“AOCI”). As required by the transitional provisions of these new standards, the comparative interim consolidated financial statements have not been restated.  The principal changes in the accounting for financial instruments and hedging relationships due to the adoption of these new standards are described below.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net earnings and other comprehensive earnings (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources. OCI represents amounts that are recognized in comprehensive earnings but excluded from net earnings as required by primary sources of GAAP. These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.

As a result of the adoption of Section 1530, the Company now presents a consolidated statement of comprehensive earnings as part of the consolidated financial statements and AOCI is presented as a new category of shareholders’ equity in the consolidated balance sheets. AOCI includes the balance that was previously classified as the foreign currency translation adjustment in the Company’s financial statements.

Financial Instruments – Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition. Measurement in subsequent periods depends on how the financial instrument has been classified. Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income. Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Changes in the fair value of derivatives are recognized in net earnings, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

Hedges

Section 3865 establishes new standards for hedge accounting.  Section 3865 carries forward much of the guidance from Accounting Guideline 13 – Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of arrangements. The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s).  Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each. A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk. In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income.  A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement or gain or loss recognition on the hedged item. However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income. Any ineffective portion is recognized immediately in net income. A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item are recognized in OCI.  Any ineffective portion is recognized immediately in net income.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Impact of Adoption

New Accounting Policies

(a) Classification of financial instruments

Held for trading financial assets and liabilities are financial instruments that are not loans or receivables and are: acquired or incurred principally for the purpose of selling or repurchasing the instrument in the near term; or part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or a derivative, except for a derivative that is a designated and effective hedging instrument.  The Company may also designate any financial instrument irrevocably on initial recognition as held for trading. Held for trading financial instruments are carried at fair value with both realized and unrealized gains and losses included in net income.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity, other than financial instruments that have been designated on initial recognition as held for trading or as available for sale or those that meet the definition of loans and receivables.  Held to maturity investments are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Loans and receivables are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date, or on demand, usually with interest, other than debt securities and loans and receivables that have been designated on initial recognition as held for trading or as available for sale. Loans and receivables are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.

Available for sale financial assets are those non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net earnings.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

(b) Determination of fair value

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is normally the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair values of financial instruments that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities.  When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data.  These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.

(c) Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held for trading. These transaction costs are then amortized over the expected life of the financial instrument using the effective interest rate method. Transaction costs related to held for trading financial instruments are expensed as incurred.

(d) Normal purchase and sale exemption

All derivative contracts for the purchase and sale of non-financial instruments are designated as normal purchases and normal sales. These contracts do not have the capability of contractual net settlement. As a result of the application of this exemption, the Company is prevented from treating such contracts as derivatives under Section 3855 in the future.

Classification on Initial Adoption

The Company made the following classifications of its major categories of assets and liabilities:
  Cash and cash equivalents and restricted cash are designated as held for trading. These items are measured at fair value.  At May 1, 2007, the date of transition, the measured amount approximates cost.
  Receivables, junior loans and loans receivable are classified as loans and receivables. After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.
  Payables and accruals, dividends payable, non-revolving long-term debt and senior subordinated notes are classified as other liabilities. After their initial fair value assessment, these items are measured at amortized cost using the effective interest rate method.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

On May 1, 2007, previously deferred debt issue costs, discounts and premiums with a carrying value of $5.4 million were reclassified from other assets, resulting in a reduction of long-term debt and senior subordinated notes of $0.3 million and $4.5 million, respectively.  The remaining $0.6 million was recorded as a transition adjustment to reduce opening retained earnings as a result of adopting the effective interest rate method of amortization.

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.

Embedded Derivatives

The Company also identified embedded derivatives outstanding at May 1, 2007 that require separation from their host contract primarily relating to foreign currency embedded derivatives. These embedded derivatives were accounted for as derivatives under Section 3855 and resulted in a transition adjustment of $5.6 million on May 1, 2007.

Guarantees

The Company has recognized a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases (Note 13), regardless of whether or not the liability is probable, and a corresponding prepaid rent asset. The corresponding prepaid rent asset related to operating lease asset value guarantees is being amortized on a straight-line basis over the lease term of the specific lease to which the asset relates (Note 8). The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

The Company recorded a transition adjustment to reduce retained earnings by $2.8 million. In addition, on May 1, 2007, the Company recorded a guarantee liability of $19.2 million in other liabilities. The corresponding amortized carrying value of the prepaid rent asset is recorded in other assets.

Cash Flow Hedges

The Company uses foreign exchange forward contracts to hedge the currency risk associated with certain foreign currency purchase commitments, payroll and associated accounts payable and accounts receivable.  The effective portion of hedging gains and losses associated with these cash flow hedges is recorded in other comprehensive earnings and is released from accumulated other comprehensive earnings and recorded in earnings when the hedged item affects income.

When a hedging instrument expires or is sold, or when a hedge is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive earnings at that time remains in other comprehensive earnings until the forecasted transaction is recorded.  When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive earnings is immediately recorded in net earnings.

Upon adoption of Section 3865, the Company recorded an increase of $2.3 million in AOCI.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Changes in accounting policies (cont’d)

Net Investment Hedges

The Company uses net investments in self-sustaining foreign operations to hedge foreign currency debt, including a portion of the US $400 million 7 % senior subordinated notes. Gains or losses related to the effective portion of the hedge are recognized in other comprehensive earnings.  These gains or losses will be recorded in net earnings upon the repatriation or disposal of the investment in the foreign operation.  Upon adoption of Section 3855 and 3865, the Company reclassified $40.8 million previously recorded in the foreign currency translation account to opening accumulated other comprehensive earnings.

Transition Adjustments

The following table summarizes the adjustments required to adopt these new standards.

		Accumulated
		other
	Retained	comprehensive
	earnings	earnings
Deferred debt issue costs	$(580)	$-
Cash flow hedges	-	2,275
Guarantees	(2,774)	-
Embedded derivatives	(5,583)	-
Total	$(8,937)	$2,275

3.	Change in accounting estimate

During the third quarter, the Company undertook a review of its estimates of the amortization rate, residual value and useful life of its rotable assets. The amortization rate being applied was a 12% declining balance with a 12.5% residual value.  Based on its review, management concluded that the amortization rate being applied no longer appropriately reflects the turnover of the rotable pool. The Company performed detailed analyses of different rotable amortization rates and concluded that the most appropriate rate to apply is a 15% declining balance, with no residual value on the rotable assets, as these assets would have no residual value once they reach the end of their useful life.  This change in accounting estimate has been recognized prospectively under CICA Handbook Section 1506 – Accounting Changes beginning on November 1, 2007. The estimated annual impact of this change in accounting estimate is an increase in amortization expense of approximately $13 million per year in future periods. The impact of the change in accounting estimate on the third quarter is an increase in amortization expense of approximately $3.3 million.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Discontinued operations

During the fiscal year ended April 30, 2007, the Company classified Survival-One as discontinued operations as a result of the decision by management to divest of this business. The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discontinued cash flows less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company recorded imputed interest in the results of discontinued operations up until May 1, 2007, the date of sale.  The results of Survival-One have been reported in discontinued operations for the current and prior year. Previously, these amounts were included in continuing operations in the Heli-One segment.

On May 1, 2007, the sale of Survival-One was completed for gross proceeds of $37 million. An after-tax gain on the sale of Survival-One of $16.4 million was recorded in the results of discontinued operations for the three months ended July 31, 2007. Commencing on May 1, 2007, the date of disposition, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

The following tables present the summary balance sheet, statements of earnings and statements of cash flows of the discontinued operations included in the consolidated financial statements:

As at
April 30,
2007
Assets
Receivables	$2,994
Future income tax assets	125
Inventory	739
Prepaid expenses	103
3,961
Property and equipment, net	7,289
Intangible assets	4,046
Goodwill	7,134
22,430
Liabilities
Payables and accruals	1,734
Income taxes payable	1,245
2,979
Future income tax liabilities	2,900
5,879
Net assets of discontinued operations	$16,551

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Revenue	$-	$5,143	$-	$13,481
Operating income	$-	$341	$-	$1,310
Net earnings from discontinued operations(i),(ii)	$-	$67	$16,364	$390
(i)	Includes an after-tax gain on disposal of Survival-One of $16.4 million for the nine months ended January 31, 2008.
(ii)
Net earnings from discontinued operations for the three and nine months ended January 31, 2008 includes income tax expense of $nil (three months and nine months ended January 31, 2007 - $0.1 million and $0.4 million, respectively).

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Discontinued operations (cont’d)

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Operating activities	$-	$1,687	$-	$3,974
Financing activities	-	-	-	(1,341)
Investing activities	-	(658)	30,977	(1,659)
	-	1,029	30,977	974
Effect of exchange rate changes on cash
and cash equivalents	-	165	-	250
Cash provided by discontinued operations	$-	$1,194	$30,977	$1,224

5.	Segment information

The Company operates under the following segments:
  Global Operations,
  European Operations,
  Heli-One, and
  Corporate and Other.
This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.  The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Segment information (cont'd)

	Three Months Ended January 31, 2008
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$129,561	$149,342	$42,921	$34	$-	$321,858
Inter-segment revenues	42	2,637	106,211	436	(109,326)	-
Total revenue	129,603	151,979	149,132	470	(109,326)	321,858
Direct costs[1]	(93,234)	(125,819)	(69,677)	-	53,082	(235,648)
General and administration costs	-	-	-	(10,239)	-	(10,239)
Segment EBITDAR[2]	36,369	26,160	79,455	(9,769)	(56,244)	75,971
Lease and associated costs[1]
- Internal	(26,654)	(29,504)	(86)	-	56,244	-
- External	(2,416)	(220)	(28,232)	-	-	(30,868)
Segment EBITDA[3]	7,299	(3,564)	51,137	(9,769)	-	45,103
Amortization	(1,628)	(966)	(19,289)	(296)	-	(22,179)
Loss on disposal of assets	-	-	(62)	-	-	(62)
Operating income (loss)	$5,671	$(4,530)	$31,786	$(10,065)	$-	22,862
Financing charges						(12,106)
Earnings from continuing operations before income taxes and undernoted items						10,756
Equity earnings of associated companies						435
Income tax provision						(4,677)
Net earnings from continuing operations						6,514
Net earnings from discontinued operations (Note 4)						-
Net earnings						$6,514

	Three Months Ended January 31, 2007
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$119,678	$135,484	$45,458	$181	$-	$300,801
Inter-segment revenues	532	920	93,285	380	(95,117)	-
Total revenue	120,210	136,404	138,743	561	(95,117)	300,801
Direct costs[1]	(83,168)	(112,656)	(72,167)	-	48,822	(219,169)
General and administration costs	-	-	-	(11,134)	-	(11,134)
Segment EBITDAR[2]	37,042	23,748	66,576	(10,573)	(46,295)	70,498
Lease and associated costs[1]
- Internal	(22,797)	(24,029)	531	-	46,295	-
- External	(2,403)	(697)	(23,837)	-	-	(26,937)
Segment EBITDA[3]	11,842	(978)	43,270	(10,573)	-	43,561
Amortization	(1,374)	(1,001)	(14,884)	(314)	-	(17,573)
Gain (loss) on disposal of assets	-	(3)	98	(58)	-	37
Operating income (loss)	$10,468	$(1,982)	$28,484	$(10,945)	$-	26,025
Financing charges						(9,131)
Earnings from continuing operations before income taxes and undernoted items						16,894
Equity earnings of associated companies						419
Income tax provision						(5,406)
Net earnings from continuing operations						11,907
Net earnings from discontinued operations (Note 4)						67
Net earnings from continuing operations before extraordinary item						11,974
Extraordinary item						810
Net earnings						$12,784

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Segment information (cont'd)

	Nine Months Ended January 31, 2008

	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$379,188	$447,867	$132,444	$367	$-	$959,866
Inter-segment revenues	42	5,457	326,971	1,195	(333,665)	-
Total revenue	379,230	453,324	459,415	1,562	(333,665)	959,866
Direct costs[1]	(271,030)	(373,560)	(233,889)	-	174,520	(703,959)
General and administration costs	-	-	-	(23,050)	-	(23,050)
Segment EBITDAR[2]	108,200	79,764	225,526	(21,488)	(159,145)	232,857
Lease and associated costs[1]
- Internal	(81,057)	(78,026)	(62)	-	159,145	-
- External	(6,662)	(1,298)	(79,468)	-	-	(87,428)
Segment EBITDA[3]	20,481	440	145,996	(21,488)	-	145,429
Amortization	(4,801)	(2,185)	(50,339)	(848)	-	(58,173)
Gain (loss) on disposal of assets	76	-	(2,459)	1,211	-	(1,172)
Operating income (loss)	$15,756	$(1,745)	$93,198	$(21,125)	$-	86,084
Financing charges						(49,316)
Earnings from continuing operations before income taxes and undernoted items						36,768
Equity losses of associated companies						(541)
Income tax provision						(7,431)
Net earnings from continuing operations						28,796
Net earnings from discontinued operations (Note 4)						16,364
Net earnings						$45,160

	Nine Months Ended January 31, 2007
	Global	European		Corporate and	Inter-segment
	Operations[4]	Operations[5]	Heli-One[6]	Other[7]	eliminations	Consolidated
Revenue from external customers	$309,294	$400,073	$127,108	$436	$-	$836,911
Inter-segment revenues	879	5,200	285,340	1,042	(292,461)	-
Total revenue	310,173	405,273	412,448	1,478	(292,461)	836,911
Direct costs[1]	(210,541)	(331,838)	(218,124)	-	160,257	(600,246)
General and administration costs	-	-	-	(31,308)	-	(31,308)
Segment EBITDAR[2]	99,632	73,435	194,324	(29,830)	(132,204)	205,357
Lease and associated costs[1]
- Internal	(64,812)	(67,596)	204	-	132,204	-
- External	(6,594)	(3,021)	(62,765)	-	-	(72,380)
Segment EBITDA[3]	28,226	2,818	131,763	(29,830)	-	132,977
Amortization	(2,590)	(2,892)	(39,802)	(889)	-	(46,173)
Restructuring recovery	-	-	800	1,250	-	2,050
Gain (loss) on disposal of assets	14	(99)	(2,018)	(109)	-	(2,212)
Operating income (loss)	$25,650	$(173)	$90,743	$(29,578)	$-	86,642
Financing charges						(45,048)
Earnings from continuing operations before income taxes and undernoted items						41,594
Equity earnings of associated companies						705
Income tax provision						(13,023)
Net earnings from continuing operations						29,276
Net earnings from discontinued operations (Note 4)						390
Net earnings from continuing operations before extraordinary item						29,666
Extraordinary item						810
Net earnings						$30,476

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Segment information (cont'd)

	January 31, 2008
	Global	European			Corporate and
	Operations[4]	Operations[5]	Heli-One[6]		Other[7]	Consolidated
Segment assets
Continuing operations	$340,524	$268,677	$1,454,460	(i),(ii)	$67,674	$2,131,335
Discontinued operations (Note 4)						-
						$2,131,335

	April 30, 2007
	Global	European			Corporate and
	Operations[4]	Operations[5]	Heli-One[6]		Other[7]	Consolidated
Segment assets
Continuing operations	$271,366	$234,182	$1,460,329		$116,051	$2,081,928
Discontinued operations (Note 4)						22,430
						$2,104,358

(i)
As at January 31, 2008, the Company had $27.1 million (2007 - $nil) in assets held for sale, which consisted of fifteen aircraft, net of an impairment adjustment of $2.0 million. These assets are included in property and equipment in the consolidated balance sheet as at January 31, 2008. The impairment loss of $nil and $3.2 million for the three and nine months ended January 31, 2008, respectively, is included in loss on disposal of assets. This loss was calculated as the difference between the carrying value and the estimated sales proceeds for the aircraft held for sale.

(ii)
As at January 31, 2008, the Company had $18.9 million (net of accumulated amortization of $0.2 million) in assets under capital lease. Amortization and interest expense related to assets under capital leases were $0.1 million and $0.4 million for the three months ended January 31, 2008. ($0.2 million and $0.8 million for the nine months ended January 31, 2008.)

Notes:

1.	Direct costs in this note exclude lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income (loss) before amortization, restructuring recovery and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the US, the UK, Canada and CHC Composites Inc.
7.	Corporate and Other - includes corporate office and other corporate costs in various jurisdictions.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

6.	Receivables

The Company’s Receivables balance was comprised of the following:

	As at
	January 31,	April 30,
	2008	2007
Trade receivables	$266,521	$232,240
Other receivables	80,430	55,984
	$346,951	$288,224

7.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Current service cost	$5,571	$5,229	$16,492	$15,104
Interest cost	8,282	7,879	25,229	22,877
Expected return on plan assets	(9,621)	(9,376)	(28,520)	(27,016)
Amortization of net actuarial
and experience losses	1,377	1,790	4,193	5,179
Amortization of prior service costs	133	30	802	715
Amortization of transition amounts	15	15	45	45
Participant contributions	(857)	(658)	(2,438)	(1,960)
Total	$4,900	$4,909	$15,803	$14,944

8.	Financing charges

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Interest on debt obligations	$14,474	$13,945	$41,279	$39,065
Amortization of deferred financing costs	232	345	579	1,031
Foreign exchange (gains) losses	(4,771)	(1,638)	4,188	6,556
Release of currency translation adjustment (i)	-	(2,791)	-	(282)
Amortization of guarantees (Note 2)	619	-	2,231	-
Other interest and expenses	1,552	(730)	1,039	(1,322)
Total	$12,106	$9,131	$49,316	$45,048

(i)
During the three and nine months ended January 31, 2007, the Company settled $75.3 million and $125.9 million, respectively, of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares 000s		Consideration
	As at		As at
	January 31, 2008	April 30, 2007	January 31, 2008	April 30, 2007
Issued:
Class A subordinate voting shares	39,984	39,858	$236,740	$235,346
Class B multiple voting shares	5,858	5,863	18,267	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,144)	(1,254)
			$253,863	$252,505

Contributed surplus			$5,912	$5,042

Class A subordinate voting
shares that would be issued upon conversion or exercise of the following:
Class B multiple voting shares	5,858	5,863
Share options	2,161	2,232

10.	Per share information

	Three Months Ended January 31, 2008
	Net earnings				Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings	number of shares (000s)	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings
	$6,514	$-	$-	$6,514	45,830
Shares as security for Class A subordinate voting share
employee purchase loans					(626)
Basic	6,514	-	-	6,514	45,204	$0.14	$-	$-	$0.14

Share options					534
Shares as security for Class A subordinate voting share
employee purchase loans					626
Diluted	$6,514	$-	$-	$6,514	46,364	$0.14	$-	$-	$0.14

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Per share information (cont’d)

	Three Months Ended January 31, 2007
	Net earnings				Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings	number of shares (000s)	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings
	$11,907	$67	$810	$12,784	42,790
Shares as security for Class A subordinate voting share
employee purchase loans					(626)
Basic	11,907	67	810	12,784	42,164	$0.28	$-	$0.02	$0.30

Share options					1,968
Convertible debt	99	-		99	1,379
Shares as security for Class A subordinate voting share
employee purchase loans					626
Diluted	$12,006	$67	$810	$12,883	46,137	$0.26	$-	$0.02	$0.28

	Nine Months Ended January 31, 2008
	Net earnings				Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings	number of shares (000s)	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings
	$28,796	$16,364	$-	$45,160	45,782
Shares as security for Class A subordinate voting share
employee purchase loans					(626)
Basic	28,796	16,364	-	45,160	45,156	$0.64	$0.36	$-	$1.00

Share options					613
Shares as security for Class A subordinate voting share
employee purchase loans					626
Diluted	$28,796	$16,364	$-	$45,160	46,395	$0.63	$0.35	$-	$0.98

	Nine Months Ended January 31, 2007
	Net earnings				Weighted average	Net earnings per share
	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings	number of shares (000s)	Cont. ops.	Disc. ops.	Extra- ordinary item	Net earnings
	$29,276	$390	$810	$30,476	42,751
Shares as security for Class A subordinate voting share
employee purchase loans					(626)
Basic	29,276	390	810	30,476	42,125	$0.69	$0.01	$0.02	$0.72

Share options					1,972
Convertible debt	296	-	-	296	1,379
Shares as security for Class A subordinate voting share
employee purchase loans					626
Diluted	$29,572	$390	$810	$30,772	46,102	$0.64	$0.01	$0.02	$0.67

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11. Related party transactions

In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly revenue from Aero Contractors of Nigeria (“ACN”)) and direct costs related to transactions with parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and nine months ended January 31, 2008 and 2007 are summarized as follows:

	Three Months Ended		Nine Months Ended
	January 31, 2008	January 31, 2007	January 31, 2008	January 31, 2007
Revenues from ACN	$30,983	$20,187	$84,925	$63,431
Direct costs	-	6	-	432

			As at
			January 31, 2008	April 30, 2007
Net amount receivable in respect of such
revenues			$56,087	$25,351

12. Supplemental cash flow information

Cash interest paid and cash taxes paid are as follows:

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Cash interest paid	$22,375	$19,608	$51,212	$44,667
Cash taxes paid (received)	$(1,000)	$1,083	$6,256	$6,712

13. Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13. Guarantees (cont’d)

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases (Note 2). The leases have terms expiring between fiscal 2009 and 2017.  The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, rebateable advance rentals and deferred payments was approximately $107.9 million at January 31, 2008 compared to $86.4 million at April 30, 2007. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts. Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer. Under either scenario, the Company has recourse against the aircraft manufacturer. Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees. The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at January 31, 2008, was approximately $109.0 million (April 30, 2007 -$179.5 million).  The Company has not recorded a liability as at January 31, 2008 for such guarantees.  The fair value of these guarantees is considered immaterial as the premium received on issuance of such guarantees is considered immaterial and it is considered unlikely that the Company will incur any liability or loss with respect to these guarantees.

14. Debt obligations

Senior Credit Facilities

As at January 31, 2008, the outstanding balance under the senior revolving credit facility is classified as “Long-term debt” on the financial statements, as the facility was renewed during the three months ended July 31, 2007 with the maturity date extended to September 2010.

Other Credit Facilities

During the three months ended January 31, 2008, the Company agreed to terms for an additional temporary credit facility of $23.0 million. This facility matures on April 30, 2008. At January 31, 2008, the Company had drawn $20.0 million under the facility.  In addition, during the three months ended January 31, 2008, the Company agreed to terms for aircraft financing of $11.8 million to fund the purchase of two DHC 8-300 aircraft in future periods. As at January 31, 2008, this loan facility was fully drawn.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

14. Debt obligations (cont’d)

Capital Lease

As at January 31, 2008, the Company had $14.4 million in obligations under capital leases. The future minimum lease payments required under obligations under capital leases are as follows:

2008	$382
2009	1,533
2010	1,542
2011	1,553
2012	1,563
And thereafter	7,852
Total	$14,425

15. Commitments

During the three months ended October 31, 2007, the Company entered into new purchase contracts for delivery of twelve Sikorsky S92 and thirteen AgustaWestland AW139 helicopters. The total value of these contracts is approximately $263.4 million (US $262.8 million) and $145.2 million (US $144.9 million), respectively. These helicopters are expected to be delivered between fiscal 2008 and 2012.

16. Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17. Impact of new accounting standards

Determining Whether a Contract is Routinely Denominated in a Single Currency

In January 2008, the Emerging Issues Committee (“EIC”) issued EIC169 – Determining Whether a Contract is Routinely Denominated in a Single Currency (“EIC169”).  EIC169 provides guidance on how the term “routinely denominated in commercial transactions around the world” in Section 3855 should be interpreted. EIC169 also discusses what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. This EIC will apply to interim and annual financial statements issued beginning with the quarter and year ended April 30, 2008, and must be applied retrospectively. The Company is currently evaluating the implications of this Section.

Capital Disclosures

In December 2006, the CICA issued Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital, as well as quantitative data about capital and compliance with capital requirements. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008.  The Company is currently evaluating the implications of this Section.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 – Financial Instruments – Disclosures (“Section 3862”) and Section 3863 – Financial Instruments – Presentation (“Section 3863”). Section 3862 will be harmonized with International Financial Reporting Standard 7 – Financial Instruments: Disclosure and replaces the existing disclosure requirements contained in Section 3861 – Financial Instruments – Disclosure and Presentation (“Section 3861”). Section 3862 places emphasis on disclosure of risks associated with recognized and unrecognized financial instruments and how these risks are managed. Disclosures surrounding concentration, credit, liquidity and price risk are simplified. Section 3863 carries forward the existing presentation requirements contained in Section 3861.  These Sections will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of these Sections.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

17. Impact of new accounting standards (cont’d)

Inventories

In June 2007, the CICA issued Section 3031 – Inventories (“Section 3031”), which requires inventories to be measured at the lower of cost or net realizable value and does not allow the use of the last-in, first-out inventory costing methodology.  Section 3031 requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2008. The Company is currently evaluating the implications of this Section.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 – Goodwill and Intangible Assets (“Section 3064”), replacing Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2009. The Company is currently evaluating the implications of this Section.

International Financial Reporting Standards

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP.” This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS.  In February 2008, the Canadian Accounting Standards Board confirmed 2011 as the official changeover date for publicly listed Canadian companies to start using IFRS.  IFRS will apply to interim and annual financial statements relating to the Company’s fiscal year beginning on May 1, 2011. The Company is currently evaluating the implications of adopting IFRS.

18. Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from US GAAP.  For a complete discussion of Canadian and US GAAP differences, refer to Note 32 of the Company’s restated 2007 audited annual consolidated financial statements.  With the adoption of the new financial instrument standards under Canadian GAAP (Note 2), the Company’s accounting for financial instruments is now largely harmonized with US GAAP for this area.  If US GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Reconciliation to accounting principles generally accepted in the United States (cont’d)

	Three Months Ended		Nine Months Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
Net earnings according to Canadian GAAP	$6,514	$12,784	$45,160	$30,476
Pre-operating expenses	(2,984)	(744)	(7,376)	(521)
Tax impact of pre-operating expenses	903	217	2,059	139
Unrealized loss on ineffective hedges	(171)	(11,752)	(663)	(16,840)
Tax impact of unrealized loss on ineffective hedges	33	2,023	153	2,927
Proportionate foreign currency translation loss due to
partial reduction in subsidiary net investment	-	(2,791)	-	(282)
Tax impact of foreign currency translation loss	-	952	-	96
Foreign currency embedded derivatives[1]	-	(1,686)	-	3,796
Tax impact of foreign currency embedded derivatives	-	491	-	(1,107)
Other, net of tax	26	62	77	182

Net earnings (loss) according to US GAAP	4,321	(444)	39,410	18,866
Weighted average number of shares (000s)
Basic	45,204	42,164	45,156	42,125
Diluted	46,364	46,137	46,395	46,102
Net earnings (loss) per share according to US GAAP
Basic	$0.10	$(0.01)	$0.87	$0.45
Diluted	$0.09	$(0.01)	$0.85	$0.41
1 Comparative figures have been restated to record foreign currency embedded derivatives, as filed in the Company’s restated 2007 audited annual consolidated financial statements.

The consolidated balance sheet would vary in some respects when restated for US GAAP purposes. The most significant variances pertaining to the January 31, 2008 balance sheet are listed below:

•
Property and equipment would increase by $110.6 million to record assets under construction and acquisition and amortization differences. Under EITF 97-10 — The Effect of Lessee Involvement in Asset Construction, the Company is required to record assets under construction for US GAAP purposes. These amounts relate to aircraft purchase agreements, which were novated to certain lessors.  Assets under construction and the corresponding obligation relating to assets under construction of $109.0 million were recorded under US
GAAP as at January 31, 2008. Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors. This will result in the removal of the assets under construction and corresponding liability at that time.

•	Future income tax assets would increase by $39.6 million to tax-effect adjustments to net earnings under US GAAP.

•	Other assets would decrease by $39.8 million to recognize pension adjustments and the pre-operating costs adjustment.

•	Current liabilities would increase by $109.0 million to recognize potential obligations for assets under construction (see further discussion in property and equipment above).

•	Future income tax liabilities would decrease by $11.1 million to tax-effect adjustments to net earnings under US GAAP.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Reconciliation to accounting principles generally accepted in the United States (cont’d)

•	Other liabilities would increase by $127.9 million to recognize pension adjustments and foreign currency indemnity agreements.

•
Accumulated other comprehensive losses would increase by $121.3 million under US GAAP primarily due to pension adjustments related to the recognition of the funded status of the Company’s defined benefit pension and other post-retirement benefit plans. The increase is also due to the proportionate foreign currency translation losses resulting from a partial reduction in subsidiary net investment.

Impact of New Accounting Standards

Uncertainty in Income Taxes

Effective May 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 – Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 is intended to standardize accounting practices for the recognition, de-recognition and measurement of tax benefits to enable consistency and comparability for the reporting of income tax assets and liabilities. The adoption of FIN 48 on May 1, 2007 did not result in any adjustment to opening retained earnings under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 – Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”).  SFAS 159 allows entities to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value.  Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. This provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without the need to apply hedge accounting provisions. SFAS 159 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Reconciliation to accounting principles generally accepted in the United States (cont’d)

Business Combinations

In December 2007, the FASB issued SFAS 141(R) – Business Combinations (“SFAS 141(R)”), which replaces SFAS 141 – Business Combinations. SFAS 141(R) improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. The new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination.  SFAS 141(R) is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2009, and interim periods within that fiscal year. The Company is currently evaluating the implications of this Statement.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS 160 – Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”), which amends Account Research Bulletin 51 – Consolidated Financial Statements.  SFAS 160 establishes accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. The new statement improves the relevance, comparability and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way – as equity in the consolidated financial statements. In addition, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions and changes the way the consolidated income statement is presented.  SFAS 160 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2009, and interim periods within that fiscal year.  The Company is currently evaluating the implications of this Statement.

19. Subsequent event

Subsequent to January 31, 2008, the Company announced that it has entered into an agreement with an affiliate of a fund managed by First Reserve Corporation to acquire all outstanding Class A Subordinate Voting Shares (“Class A Shares”) and Class B Multiple Voting Shares (“Class B Shares”) of the Company. Subject to the terms of the agreement, the affiliate will acquire the Class A Shares and Class B Shares for $32.68 per share for aggregate consideration of approximately $1.5 billion. Following completion of the potential transaction, the Company’s Class A and Class B Shares will be de-listed and will no longer be publicly traded.

CHC Helicopter Corporation
Notes to the Unaudited Interim Consolidated Financial Statements
(Unaudited)
For the periods ended January 31, 2008 and 2007
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

19. Subsequent event (cont’d)

The transaction will require the approval of two-thirds of the votes cast by holders of the outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and Ordinary Shares (1 vote for every 10 shares), voting together as a single class. In addition, the transaction will require the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party,” which term includes certain members of management of the Company who may invest in an affiliate of the First Reserve Fund. These votes will take place at a Special General Meeting of Shareholders in Richmond, BC on April 29, 2008.

Completion of the transaction is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canadian Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the transaction.  The transaction will also be subject to a number of other customary conditions, including obtaining approval under the Investment Canada Act. The transaction is not subject to any financing condition.

The agreement provides that in certain circumstances where the purchaser fails to complete the transaction as required, the purchaser would be required to pay CHC a “reverse break fee” of $61.4 million. The agreement allows CHC to terminate the agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the purchaser of a break fee of $38.5 million. This break fee would also be payable by CHC in certain other circumstances. The closing of the transaction will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. While the timing associated with satisfying these conditions is not certain, the Company currently expects the transaction to close in the second calendar quarter of 2008, subject to terms of the agreement.  There can be no assurance that these approvals will be obtained, the other conditions to the transaction will be satisfied in accordance with their terms, and/or the parties to the agreement will complete the transaction under the specified terms.  In such cases, the proposed transaction could be modified, restructured or terminated, as applicable.  Failure to complete the proposed transaction could have a material adverse impact on the Company’s share price. The Company may incur significant costs if the transaction is not completed. If the transaction is completed, the Company may also incur fees and costs prior to closing.